      DUNDEE CORPORATION

         MANAGEMENT’S DISCUSSION AND ANALYSIS

       As at and for the year ended December 31, 2006

DUNDEE CORPORATION

Management’s Discussion and Analysis

Dundee Corporation (the “Company” or “Dundee Corporation” or “we”) is primarily a holding company that, through a variety of business activities and investments, is dedicated to wealth management, real estate and resources.  Certain of these activities are carried out directly, through wholly or partially owned subsidiaries, while others are undertaken through equity accounted or portfolio investment holdings.  Dundee Corporation’s portfolio investment holdings include publicly listed and private companies in a variety of sectors, as well as investments in highly liquid securities such as mutual funds.

This Management’s Discussion and Analysis has been prepared with an effective date of March 30, 2007 and should be read in conjunction with the audited consolidated financial statements of the Company, including the notes thereto, as at and for the year ended December 31, 2006 (“2006 Audited Consolidated Financial Statements”).  Financial data has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), unless otherwise specified.  All amounts are in Canadian dollars, unless otherwise specified.

Our Company holds investments in diverse industry sectors and our ownership interest in these investments is established through different, and sometimes complex structures.  Further, during any period, the market value of our investments will vary, and the amounts that we record as realized investment gains and losses may fluctuate significantly.  In accordance with Canadian GAAP, our investments are accounted for either at cost, on an equity basis or on a consolidated basis.

(i)

Investments that are accounted for at cost are carried at their original cost, less any other-than-temporary impairments.  Investments carried at cost are included in our consolidated balance sheets as “Corporate Investments”.  We will only report realized gains or losses on these investments when they are ultimately disposed of.  Effective January 1, 2007, and as a result of new accounting requirements, our investments accounted for at cost will generally be recorded at fair value (see “Future Accounting Changes”).

(ii)

The carrying value of investments that are accounted for on an equity basis is adjusted by our share of earnings or losses in the investee and by any dilution in ownership.  Investments accounted for on an equity basis are also included in “Corporate Investments” on our consolidated balance sheets.  Our share of earnings from these equity accounted investees is reported in our consolidated statements of operations as “Share of earnings from equity accounted investees”.

(iii)

Our consolidated investments are not recorded as individual investments.  Instead, we record 100% of the investments’ accounts on a line-by-line basis in our own consolidated balance sheets and consolidated statements of operations, subject to any non-controlling interest.

OPERATING SEGMENTS AND SIGNIFICANT INVESTMENTS

Wealth Management

The wealth management segment consists of the operations of our subsidiary, Dundee Wealth Management Inc. (“Dundee Wealth”) (www.dundeewealth.com).  Dundee Wealth is a Canadian owned diversified wealth management company that creates innovative asset management and alternative investment products and provides investment solutions as well as capital markets and advisory services to financial advisors, institutions, corporations, and foundations.  In 2006, Dundee Wealth carried on its business through its 84% owned subsidiary, DWM Inc. (“DWM”).  In turn, DWM held a 100% interest in all of the operating subsidiaries of Dundee Wealth (see “Wealth Management Segment – Recent Developments”).

In early 2006, we initiated the transfer of our domestic and international banking activities into Dundee Wealth.  In July 2006, the Office of the Superintendent of Financial Institutions (“OSFI”) approved the transaction and, in November 2006, we completed the transfer.  The aggregate purchase price was $126.3 million, $26.3 million in cash and $100 million that was reinvested into the Bank to fund on-going banking operations.  Following the transfer, domestic banking activities are being carried out in Dundee Wealth through the Dundee Bank of Canada (or “the Bank”) (formerly Dundee Wealth Bank).  International banking activities are carried out through The Dundee Bank, which is located in the Cayman Islands.

DUNDEE CORPORATION	2

Real Estate

The real estate segment includes the operations of our 78% interest in Dundee Realty Corporation (“Dundee Realty”), a company operating primarily in the land and housing business.  Land and housing activities are supplemented by a portfolio of select income generating properties owned directly by Dundee Realty, and by our 20% interest in Dundee REIT.  (www.dundeereit.com).

Resources

Activities in our resources segment are carried out through Dundee Resources Limited (“Dundee Resources”), a wholly owned subsidiary, and our 51% interest in Eurogas Corporation (“Eurogas”) (www.eurogascorp.com), an oil and gas company that plans to carry out exploration, development, and natural gas storage activities and has interests in Spain and Tunisia.  The resources segment also includes our 21% interest in Dundee Precious Metals Inc. ("Dundee Precious") (www.dundeeprecious.com), our 18% interest in Breakwater Resources Ltd. ("Breakwater") (www.breakwater.com) and our interests in Corona Gold Corporation and Valdez Gold Corporation, all of which are accounted for by the equity method.  During 2006, we invested $28.7 million to purchase a convertible debenture and special warrants of Iberian Minerals Corp. (“Iberian”), a Canadian domiciled exploration and mining company that is developing the Agua Tenidas zinc-copper polymetallic mining project in southeastern Spain.  We also hold several other investments in public and private companies in the resource sector.

Other Investments and Corporate Costs

Our remaining investments and the operating results from these investments have been included in the other investments and corporate costs segment.  These investments include both publicly traded and private companies in a variety of sectors as well as highly liquid securities such as mutual funds.  This segment also includes general corporate overhead costs, interest and stock based compensation costs of the Company, which are not specifically allocated to any operating division.

Significant Investments

The following table lists the more significant investments in our portfolio as at December 31, 2006, including our percentage ownership interest, the accounting treatment used to account for our investment, the book value of the investment at December 31, 2006 (other than for consolidated subsidiaries), and the market values for investments that are publicly listed securities, determined using quoted trading prices.

(in thousands of dollars except percentage amounts)

	Period end %	Accounting	Book	Market
Investment Holding	Owned	Treatment	Value	Value
Wealth Management Segment
Dundee Wealth Management Inc.	62%	Consolidation	N/A	$932,873
Real Estate Segment
Dundee Realty Corporation	78%	Consolidation	N/A	N/A
Dundee Real Estate Investment Trust (a)	20%	Equity	$174,470	333,848
Resources Segment
Eurogas Corporation	51%	Consolidation	N/A	81,568
Dundee Precious Metals Inc.	21%	Equity	78,092	131,738
Breakwater Resources Ltd. (b)	18%	Equity	60,417	130,785
Iberian Minerals Corp. (c)	N/A	Cost	28,700	35,412

(a)

Approximately 99% of our interest in Dundee Real Estate Investment Trust (“Dundee REIT”) is held through units of Dundee Properties Limited Partnership (“DPLP”), with the remainder in publicly traded Dundee REIT units.  The DPLP units are convertible, at the Company’s option, into units of Dundee REIT on a one-for-one basis.  The Company has placed approximately 3.0 million units of DPLP into escrow to satisfy the potential exchange right associated with our Exchangeable Debentures (see “Corporate Debt”).

(b)

Book value and period end ownership are reported before considering ownership of 30,801,000 warrants to acquire additional shares of Breakwater Resources Ltd. at $0.20 per share, the market value of which is included in the table above.

(c)

The Company owns a convertible debenture in Iberian Minerals Corp as well as special warrants.

DUNDEE CORPORATION	3

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF DUNDEE CORPORATION

(in thousands of dollars, except for number of shares and amounts per share)

		(Restated*)
As at and for the years ended December 31,	2006	2005	2004
Total assets	$3,549,434	$2,353,247	$1,758,723
Corporate debt	424,156	473,100	255,639
Future income tax liabilities	87,143	75,068	73,360
Client deposits and related liabilities	1,201,033	413,380	284,382
Other liabilities	404,582	280,967	193,534
Preference shares	141,902	-	-
Non-controlling interest	471,313	386,012	293,798
	2,730,129	1,628,527	1,100,713
Net assets represented by common shares	819,305	724,720	658,010
Revenue	1,115,251	933,661	822,287
Net earnings for the year	93,689	76,321	65,833
Weighted average number of common shares (in thousands of shares)
Basic	25,061	25,116	25,232
Diluted	25,989	25,859	25,866
Earnings per share
Basic	$3.74	$3.04	$2.61
Diluted	$3.38	$2.89	$2.49

* See note 21 to the 2006 Audited Consolidated Financial Statements.

PERFORMANCE MEASURES AND BASIS OF PRESENTATION

Our consolidated financial statements are prepared in accordance with Canadian GAAP and are reported in Canadian dollars.  We believe that important measures of our operating performance, and the operating performance of our subsidiaries, include certain measures that are not defined under Canadian GAAP and as such, may not be comparable to similar measures used by other companies.  Throughout this discussion, there will be references to the following performance measures which management believes are relevant in assessing the economics of our business:

➢

“AUM” or “Assets under Management” represent the period-end market value of client assets managed by Dundee Wealth on a discretionary basis and in respect of which Dundee Wealth earns investment management fees and, in certain cases, performance fees.  AUM are not reflected on our consolidated balance sheets.

➢

“AUA” or “Assets under Administration” represent the approximate period-end market value of client assets administered by Dundee Wealth and in respect of which Dundee Wealth earns commissions, trailer service fees and administrative or other similar fees.  AUA are not reflected on our consolidated balance sheets.

➢

“BCD” means bank client deposits and represents the approximate period-end market value of client deposits in the banking division of Dundee Wealth upon which we pay interest, which is included in net banking interest.  BCD are reflected as part of “Client deposits and related liabilities” on our consolidated balance sheets.

➢

“EBITDA” represents earnings before interest, taxes, depreciation and amortization.  We use this measure as a supplement to net earnings and cash flows.

➢

“Operating Earnings before Interest, Taxes and Other Non-Cash Items” or “Operating EBITDA” and “Operating Earnings” are set out in the consolidated statements of operations of the Company.  While these measures are non-GAAP, the Company uses them as supplementary measures to net earnings.

DUNDEE CORPORATION	4

CONSOLIDATED RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2006 compared to YEAR ENDED DECEMBER 31, 2005

Consolidated Net Earnings

Net earnings for the year ended December 31, 2006 were $93.7 million or $3.74 per share compared with $76.3 million or $3.04 per share in 2005.

(in thousands of dollars)

	For the years ended December 31,
	2006	2005
Wealth management	$99,523	$44,326
Real estate	75,353	55,140
Resources	31,769	10,664
Other investments and corporate costs	(19,282)	(14,495)
Intersegment	3,272	3,272
	190,635	98,907
Unrealized loss on exchangeable debentures	(19,554)	-
Dilution gains from consolidated subsidiaries	3,810	16,673
Income taxes	(81,202)	(39,259)
	$93,689	$76,321

Our wealth management segment reported substantial increases in revenues, operating EBITDA and net earnings for 2006 as compared to 2005.  Although increases in revenues were experienced across all areas of our wealth management business, Dundee Wealth earned $126.3 million in performance fee revenue in 2006, a substantial increase over the $32.8 million earned in 2005.  During 2006, Dundee Wealth continued to grow AUM and AUA and, with the public launch of Dundee Bank of Canada in September 2006, gathered $931 million in BCD by year-end.  Fee earning assets totalled $57.7 billion at December 31, 2006 compared with $47.1 billion at the end of the prior year.

Results from our real estate segment grew to $75.4 million from $55.1 million in 2005.  The land and housing business in Western Canada continued to thrive throughout 2006.  Dundee Realty is well positioned to take advantage of the opportunities in this sector by continuing to acquire new land and achieve approvals for development in order to meet continuing demand.  Included in results from our real estate segment are approximately $42 million of equity earnings from Dundee REIT, a large portion of which were dilution gains from a series of equity offerings completed during the year.  During 2006, we received $20.7 million of distributions from our investment in Dundee REIT, which we continued to reinvest in additional Dundee REIT units.  The market value of our Dundee REIT investment increased by $112.9 million during 2006.  We are currently holding 8.6 million units of Dundee REIT, or limited partnership holdings that are exchangeable into units of Dundee REIT, of which 2.2 million units may be used to satisfy the exchange feature of our Exchangeable Debentures.  In accordance with accounting requirements, we recorded an unrealized loss of $19.6 million, with an offsetting increase in our Exchangeable Debentures liability, in respect of the 2.2 million units that may be used to satisfy the exchange feature.  This unrealized loss will be reversed as holders exchange their debentures for Dundee REIT units in future periods, at which time we will record a realized gain or loss in respect of the Dundee REIT units delivered.

As a result of higher metal prices and realized gains from dispositions of investments, Dundee Precious and Breakwater recorded increased profitability in 2006, increasing equity earnings from our resources segment to $44.0 million.  Earnings in the resources segment were reduced by a $12.0 million provision, of which $7.2 million relates to our investment in Bolivia.  As a result of the Bolivian government’s restrictions placed on the oil and gas industry, we took a conservative view that these same restrictions could be imposed on mining operations, effectively transferring ownership of mining properties to the government.

A more comprehensive discussion of factors that affected each business segment is included under “Annual Segmented Results of Operations”.

DUNDEE CORPORATION	5

Consolidated Earnings Per Share

Earnings available to the holders of Class A subordinate shares (“Subordinate Shares”) and Class B common shares were $3.74 per share in the year ended December 31, 2006 compared to $3.04 per share in 2005.  Details of the weighted average number of shares outstanding and the effect of dilutive securities to the calculation of earnings per share are illustrated in the table below.

(in thousands of dollars except weighted average number of shares outstanding and per share amounts)

For the years ended December 31,	2006	2005
Net earnings available to Subordinate Share holders and
Class B Share holders	$93,689	$76,321
Weighted average number of shares outstanding	25,061,086	25,115,707
Basic earnings per share	$3.74	$3.04
Effect of dilutive securities to available net earnings	$(5,924)	$(1,668)
Effect of dilutive securities to weighted average number of shares outstanding	927,802	743,485
Diluted earnings per share	$3.38	$2.89

Corporate Investments

Other than our consolidated investments, all other investments are recorded as corporate investments on our consolidated balance sheets.  As at December 31, 2006, the market value of these corporate investments, excluding the value of our consolidated investments, was $853.4 million (2005 – $566.6 million).  Market value is determined using quoted market values for listed securities and carrying values for non-quoted securities and debt instruments.

(in thousands of dollars)

	December 31, 2006		December 31, 2005
	Book	Market	Book	Market
	Value	Value	Value	Value
Equity accounted investments	$321,343	$614,886	$250,351	$394,261
Marketable securities	83,929	90,036	75,945	83,857
Other portfolio investments	70,229	148,467	54,677	88,485
	$475,501	$853,389	$380,973	$566,603

In 2006, we invested cash of $53.9 million in our investment portfolio.  Additionally, we received $20.7 million of distributions from Dundee REIT and DPLP, which were reinvested under Dundee REIT’s distribution reinvestment and unit purchase plan.  During 2006, we received proceeds of $32.4 million on the sale of certain of our investment holdings, generating gains of $30.8 million.

DUNDEE CORPORATION	6

SEGMENTED RESULTS OF OPERATIONS
Years ended December 31, 2006 and 2005

(in thousands of dollars)								2006
	Wealth				Other Investments
For the year ended December 31, 2006	Management	Real Estate	Resources		and Corporate Costs		Intersegment	TOTAL
REVENUES
Management fees	$497,670	$-	$-	$	- $		-	$497,670
Redemption fees	13,026	-	-		-		-	13,026
Financial services	372,636	-	11		2,395		(2,336)	372,706
Net banking interest	2,556	-	-		-		-	2,556
Real estate revenue	-	191,782	-		-		-	191,782
Investment income	9,295	14,756	3,795		16,125		(6,460)	37,511
	895,183	206,538	3,806		18,520		(8,796)	1,115,251
EXPENSES
Selling, general and administrative	315,460	8,084	3,420		13,850		(2,336)	338,478
Variable compensation	248,682	-	-		-		-	248,682
Trailer service fees	104,016	-	-		-		-	104,016
Operating costs, real estate	-	139,980	-		-		-	139,980
	668,158	148,064	3,420		13,850		(2,336)	831,156
OPERATING EBITDA	227,025	58,474	386		4,670		(6,460)	284,095
Amortization of deferred sales commissions	54,392	-	-		-		-	54,392
Depreciation, depletion and amortization	19,507	11,254	55		4,258		-	35,074
Interest expense	9,871	10,197	1,794		20,416		(9,732)	32,546
OPERATING EARNINGS (LOSS)	143,255	37,023	(1,463)		(20,004)		3,272	162,083
Equity earnings	-	42,318	43,954		722		-	86,994
Investment provision	-	-	(12,041)		-			(12,041)
Unrealized loss on exchangeable debentures	-	-	-		(19,554)		-	(19,554)
Non-controlling interest	(43,732)	(3,988)	1,319		-		-	(46,401)
	$99,523	$75,353	$31,769		$(38,836	) $	3,272	171,081
Dilution gains								3,810
Income taxes								(81,202)
NET EARNINGS FOR THE YEAR								$93,689
(in thousands of dollars)								2005
	Wealth				Other Investments
For the year ended December 31, 2005	Management	Real Estate	Resources		and Corporate Costs		Intersegment	TOTAL
REVENUES
Management fees	$322,020	$-	$-	$	- $		-	$322,020
Redemption fees	11,725	-	-		-		-	11,725
Financial services	321,326	-	-		2,889		(2,640)	321,575
Net banking interest	222	-	-		-		-	222
Real estate revenue	-	249,914	-		-		-	249,914
Investment income (loss)	12,533	-	5,538		12,400		(2,266)	28,205
	667,826	249,914	5,538		15,289		(4,906)	933,661
EXPENSES
Selling, general and administrative	258,858	6,790	2,569		12,097		(2,640)	277,674
Variable compensation	213,034	-	-		-		-	213,034
Trailer service fees	76,113	-	-		-		-	76,113
Operating costs, real estate	-	183,618	-		-		-	183,618
	548,005	190,408	2,569		12,097		(2,640)	750,439
OPERATING EBITDA	119,821	59,506	2,969		3,192		(2,266)	183,222
Amortization of deferred sales commissions	43,898	-	-		-		-	43,898
Depreciation, depletion and amortization	10,658	3,158	90		1,544		-	15,450
Interest expense	6,134	5,557	(60)		14,917		(5,538)	21,010
OPERATING EARNINGS (LOSS)	59,131	50,791	2,939		(13,269)		3,272	102,864
Equity earnings	-	9,921	6,961		642		-	17,524
Investment provision	-	-	(226)		(1,868)		-	(2,094)
Non-controlling interest	(14,805)	(5,572)	990		-		-	(19,387)
	$44,326	$55,140	$10,664		$(14,495	) $	3,272	98,907
Dilution gains								16,673
Income taxes								(39,259)
NET EARNINGS FOR THE YEAR								$76,321

DUNDEE CORPORATION	7

ANNUAL SEGMENTED RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2006 compared to YEAR ENDED DECEMBER 31, 2005

WEALTH MANAGEMENT SEGMENT

➢

RECENT DEVELOPMENTS

Formal Launch of Banking Activities in Canada and Other New Business Initiatives

Dundee Bank of Canada was granted a charter from the Minister of Finance as a Schedule I Bank in November 2004.  On July 8, 2005, it received its Order to Commence and Carry on Business from OSFI, following which it commenced operations, initially on a controlled launch basis.

Dundee Bank of Canada made its public launch in September 2006, offering an alternative source of banking products and services to clients through professional financial advisors.  Since that time, Dundee Bank of Canada has released a series of banking services such as Canadian and, more recently, U.S. dollar investment savings accounts, GICs and mortgages.  Further product offerings such as investment loans, RSP loans and debit and credit cards are also being considered.  At December 31, 2006, Dundee Bank of Canada has amassed $931 million in BCD.

During 2006, Dundee Wealth’s structured finance and securitization group, formed in November 2005, commenced the development and marketing of a number of new products including the structuring and distribution of several principal protected note offerings with returns linked to various indices, stock portfolios and commodities.  We subsequently established a conduit arbitrage vehicle, which, since inception, has executed and funded transactions totalling approximately $2.2 billion through the issuance of R1 (high) rated commercial paper to Canadian investors.

Subsequent to year-end, Dundee Wealth established a New York based structured credit asset management subsidiary which is engaged in the management of funds employing various structured credit investment strategies, including collateralized debt obligations, collateralized loan obligations, asset backed securities and credit funds.

Purchase of Non-Controlling Interest in DWM Inc.

At December 31, 2006, Dundee Wealth held an 83.7% interest in DWM, with the remaining 16.3% non-controlling interest being held by Caisse de dépôt et placement du Québec (“CDP”).  DWM held a 100% interest in all of the operating subsidiaries of Dundee Wealth.  The shareholders’ agreement that existed between Dundee Wealth and CDP governing their investment in DWM gave CDP certain rights, including the right to require the Company, Dundee Wealth or DWM to purchase for cash all or part of CDP’s interest in DWM at fair market value, in certain circumstances (the “Put Option”).  In 2006, Dundee Wealth initiated a series of discussions with CDP, including a proposed amalgamation between Dundee Wealth and DWM, which was subsequently approved by shareholders, with the desired result that CDP would relinquish its Put Option and hold its pro rata interest via ownership of common shares of Dundee Wealth.  On December 8, 2006, CDP exercised its Put Option, although Dundee Wealth continued to discuss alternatives with CDP, and subsequently reached a mutually agreeable resolution pursuant to which it agreed to purchase CDP’s interest in DWM Inc.

In February 2007, Dundee Wealth purchased the 16.3% interest held by CDP for an aggregate purchase price of $330.4 million, including $154.5 million in cash and the issuance of 11 million common shares of Dundee Wealth, after which DWM became a wholly owned subsidiary of Dundee Wealth.

DUNDEE CORPORATION	8

Dundee Wealth will account for the acquisition of the non-controlling interest as a step acquisition of its interest in DWM from 83.7% to 100% and the purchase price will be allocated to the identifiable assets and liabilities of DWM at their fair value on the acquisition date.  Dundee Wealth anticipates assigning approximately $203 million of the purchase price to the value of investment management contracts and $69 million as goodwill.  In addition, the non-controlling interest on the consolidated balance sheets of Dundee Wealth will be eliminated and it will no longer report any non-controlling interest in earnings.

Because of the issuance of common shares of Dundee Wealth to CDP, our interest in Dundee Wealth was diluted from approximately 62% to 56%.  In accordance with Canadian GAAP, we will record a dilution gain during the first quarter of 2007 to reflect this change in ownership.  On a preliminary basis, we have calculated this dilution gain to be approximately $56 million.

➢

RESULTS OF OPERATIONS

In 2006, our wealth management segment earned operating EBITDA of $227.0 million and net earnings before taxes and non-controlling interest, of $143.3 million on revenues of $895.2 million.  This compares with operating EBITDA of $119.8 million and net earnings, before taxes and non-controlling interest, of $59.1 million on revenues of $667.8 million during 2005.

(in millions of dollars)

	2006	2005
Assets under management, January 1	$19,299	$14,532
Net asset gathering activities	4,109	1,943
Market appreciation	2,214	2,436
Changes in discretionary assets under administration	338	388
Assets under management, December 31	$25,960	$19,299
Assets under administration, December 31	30,820	27,807
Bank client deposits	931	40
Combined assets, December 31	$57,711	$47,146

Continued strong asset gathering activities and market performance have fostered historically high AUM levels in Dundee Wealth.  In 2006, net asset gathering activities were $4.1 billion, including $2.2 billion of new assets in the structured solutions division that was established late in 2005.  During 2006, mutual fund asset growth in Dundee Wealth’s investment management division ranked second among the top 15 largest mutual fund companies and they are now the 12th largest mutual fund company in Canada as reported by the Investment Funds Institute of Canada.  Morningstar Canada, a widely respected independent research company, recently reported that the investment management division’s largest brand, Dynamic FundsTM stood alone as the fund sponsor with the highest number of distinct mandates, leading to a recent 5-star rating.  Five-star rated funds are generally considered to be those that generate superior risk-adjusted returns and indicate that the fund is in the top 10% of its category.

(in millions of dollars)

For the years ended December 31,	2006	% Change	2005
REVENUES
Management fees	$371.3	28%	$289.3
Performance fees	126.3	285%	32.8
Redemption fees	13.0	11%	11.7
Financial services	372.6	16%	321.3
Net banking interest	2.6	1200%	0.2
Other	9.4	(25%)	12.5
	$895.2		$667.8

DUNDEE CORPORATION	9

Driven by growth in AUM and strong fund performance, management fee revenues in 2006 increased to $371.3 million representing a 28% increase over the $289.3 million earned in 2005.

Consistent with the past few years, Dundee Wealth’s strength in net asset additions has been explained by superior performance and innovative investment products geared to meeting the needs of financial advisors and their clients.  As at December 31, 2006, approximately $5.4 billion of Dundee Wealth’s AUM were subject to management fee arrangements that include a performance fee component.  Performance fee revenue is contingent on market values as at the respective year-ends of the underlying fund portfolios and rollovers of limited partnership assets.  Accordingly, they are recorded as revenue only at such year-ends or when rollovers have been completed.  In 2006, Dundee Wealth earned performance fee revenue of $126.3 million compared with $32.8 million earned in the prior year.

Financial services revenue was $372.6 million for 2006, a 16% increase compared to $321.3 million for 2005.  In accordance with Canadian GAAP, to the extent that commissions or trailer service fees are paid by Dundee Wealth’s investment management business to its brokerage business, they are not reflected in the consolidated financial statements as they are eliminated as intercompany transactions.  These eliminations have been growing as the financial advisors of Dundee Wealth’s brokerage operations are entrusting a larger percentage of their client AUA in investments managed by Dundee Wealth’s investment arm.  This positive result may appear to have a short-term negative impact on the consolidated financial statements due to the elimination of these intersegment revenues.  In 2006, the amount of intersegment commission and trailer service fee revenues eliminated in these consolidated financial statements were $57.7 million (2005 – $48.8 million) representing approximately 15% of financial services revenue.

Financial services revenue in 2006 includes approximately $57.6 million of corporate finance revenue generated by Dundee Securities Corporation (“Dundee Securities”), an increase of $25.0 million compared to 2005.  Dundee Securities is the brokerage subsidiary of Dundee Wealth.  During 2006, Dundee Securities participated in 239 (2005 – 232) public and private financing transactions which collectively raised approximately $12.4 billion (2005 – $12.4 billion) in the marketplace.

In accordance with brokerage industry practice, securities owned and securities sold short are carried at market values, with changes in market values being reported through earnings.  These unrealized gains and losses are largely dependent on capital market conditions and therefore, revenue levels from this activity may vary significantly from period to period.  Principal trading revenue increased by $5.9 million to $26.7 million in 2006 compared with $20.8 million in 2005.

Net banking interest was $2.6 million in 2006, up from $0.2 million in 2005.  This was driven by a full year of operations for Dundee Bank of Canada in 2006 compared with six months in 2005, as well as strong growth in the personal deposit business which occurred largely in the last quarter of 2006.  The Bank’s net interest margin (calculated as net banking interest, adjusted for brokerage commissions as a percentage of average assets) was 69 bps in 2006, up from 43 bps in 2005 (26 bps or a 60% increase).  This spread expansion was driven by growth in the deposit business, coupled with increases in the mortgage and structured credit business lines.

DUNDEE CORPORATION	10

Operating expenses, net of intersegment distribution fees, in Dundee Wealth were $665.9 million in 2006, compared with $545.4 million in 2005.

(in millions of dollars)

For the years ended December 31,	2006	% Change	2005
OPERATING EXPENSES
Selling, general and administrative	$315.5	22%	$258.9
Variable compensation	248.7	17%	213.0
Trailer service fees	104.0	37%	76.1
	668.2	22%	548.0
Intersegment distribution fees	(2.3)	(12%)	(2.6)
Total	$665.9		$545.4

Selling, general, and administrative (“SG&A”) costs have increased from $258.9 million in 2005 to $315.5 million in 2006.  This increase is related to increased net asset gathering activities and higher revenues in Dundee Wealth’s investment management division, including performance fees.  This increase is in keeping with Dundee Wealth’s strategic decision to be an advocate in favour of the advice channel, which increased advertising and marketing costs and which resulted in costs associated with improved levels of service.

Also contributing to this increase are higher compensatory costs associated with augmenting the executive management team of Dundee Wealth as it solidifies the business plan and management structure of its brokerage and banking businesses.  In 2006, Dundee Wealth acquired a professional advisory company, which was originally established to provide education, strategy, training and ongoing advice for corporate executives, managers and professional advisors seeking to service the financial and lifestyle needs of Canadian families.  These services are now exclusively available to Dundee Wealth.  In addition, during the second quarter of 2006, Dundee Wealth added key personnel, primarily in the area of risk management, treasury and audit, as well as sales and marketing.

Dundee Wealth has almost completed its system conversions to a new real-time integrated flexible transaction system, suitable for both financial advisor and client reporting.  At year-end, Dundee Wealth had completed conversions of approximately 45% of client accounts onto the new system and, as planned, has subsequently converted additional accounts in January 2007, so that 84% of all client accounts are now on the new system platform.

Dundee Wealth incurred $4.0 million of SG&A costs in the third quarter of 2006 relating to a litigation settlement from a class action lawsuit inherited from a predecessor corporation.

Variable compensation costs increased by 17% or $35.7 million in 2006 compared with 2005.  Consistent with prior year results, these costs represent approximately 66% of financial services revenue.

Trailer service fees are paid to brokers and financial advisors to assist them in providing ongoing support to clients who have invested in our products.  Trailer service fees are calculated as a percentage of the fair value of associated AUM.  Therefore, we expect to see increases in trailer service fee expense corresponding to increases in our average AUM during the period.  As a percentage of average AUM, trailer service fees paid in 2006 increased to approximately 0.57% (2005 – 0.53%) or 33% (2005 – 30%) of total management fee revenue earned from these assets.  This increase is primarily attributed to a higher average proportion of AUM from front-end asset gathering activities, which generally pay a higher trailer service fee.

DUNDEE CORPORATION	11

➢

CHANGES IN FINANCIAL CONDITION

Balances Related to the Brokerage Division

Client Accounts and Loans Receivable, and Client Deposits and Related Liabilities

Client account balances represent funds owing from or belonging to clients, and amounts to or from brokers and dealers that are pending settlement.  While changes in these balances may impact regulatory capital requirements in our regulated subsidiaries, they do not necessarily reflect any change in our financial position.  As at December 31, 2006, client accounts receivable were $320.6 million (2005 – $361.9 million) and client deposits and related liabilities were $264.9 million (2005 – $349.9 million).

Bank Indebtedness (Call Loan Facilities)

Dundee Securities has established call loan facilities for $225 million with two Canadian chartered banks.  These call loan facilities are secured by either unpaid client securities and/or securities borrowed or owned by Dundee Securities and are used primarily to facilitate the securities settlement process for both client and firm inventory positions and/or to finance margin account activity.  Similar to client account balances, amounts borrowed pursuant to these call loan facilities may vary significantly on a day-to-day basis depending on securities trading activity, without necessarily representing a change in Dundee Wealth’s financial position.  Amounts borrowed pursuant to these call loan facilities, which at December 31, 2006 totalled $49.7 million (2005 – $33.2 million), are reported as bank indebtedness.

Balances Related to the Banking Division

Client Accounts and Loans Receivable and Client Deposits and Related Liabilities

Client accounts and loans receivable in Dundee Wealth’s banking division include residential mortgages and consumer loans on the asset side of our consolidated balance sheet and client deposits on the liability side of our consolidated balance sheet.  Client accounts and loans receivable primarily comprise residential mortgages which grew to $111.3 million at December 31, 2006 compared with $3.3 million at the end of the prior year.  In 2006, the effective yield of Dundee Wealth’s portfolio of mortgage and consumer loans was 5.1%.  In addition, at year-end, outstanding mortgage commitments from mortgage lending activities were $42 million.

Client deposits and related liabilities in the banking division aggregated $936.2 million at December 31, 2006 and consist primarily of amounts deposited into Dundee Bank of Canada’s Investment Savings Account.

Securities Owned

As at December 31, 2006, Dundee Bank of Canada’s investment in securities totalled $863.6 million.  The breakdown of investments is as follows:

(in thousands of dollars)

As at December 31,	2006	2005
Securities issued or guaranteed by the Government of Canada	$126,400	$9,535
Commercial paper	571,187	4,065
Corporate bonds	61,665	42
Collateralized debt obligations	104,367	-
	$863,619	$13,642

DUNDEE CORPORATION	12

As part of its investment and lending policies, Dundee Bank of Canada has an approved list of the types of investments which can be made.  In addition, these policies also establish limits for counterparty credit risk, establish clearly defined accountabilities for decision making and determining credit worthiness, and provide for portfolio diversification in order to avoid excessive risk concentrations.  These risks are monitored and reported on a regular basis to senior management, the Investment Committee and the Board of Directors of Dundee Bank of Canada.

Collateralized Debt Obligations (“CDO”s) are special purpose investment vehicles that are created to provide investors with different levels of risk exposure.  The assets of a CDO are a portfolio of loans, bonds or credit default swaps which are funded by equity and debt raised from investors.  The debt is divided into different classes or ‘tranches’ which are rated, typically by Moody’s and Standard & Poor’s (“S&P”).  The higher rated classes of debt have a priority claim on the cash flows and assets; conversely, any losses in the underlying portfolio are borne first by the equity and then the ascending classes of debt.

As at December 31, 2006, the Bank held CDO notes (debt) from seven different deals totalling $104.3 million.  These were comprised of six Collateralized Loan Obligations (“CLO”s), which are CDOs with loans as the underlying asset class and one Collateralized Bond Obligation (“CBO”).  The CLOs were all rated A or higher by both Moody’s and S&P.  The CBO was rated Aa2 by Moody’s and AAA by S&P.  There were no CDOs with asset backed securities as the underlying portfolio and the Bank had no direct exposure to the U.S. mortgage lending industry.

The Bank invests in this asset class as an advantageous way to gain broadly diversified exposure to portfolios of credit risk assets.  The structured nature of the notes enables the Bank to invest with limited risk and the portfolio had an A+ average risk rating at year end.  As well, the risk/reward compensation was higher than direct exposure to unstructured portfolios of bonds or credit default swaps of a similar risk rating.

(in millions of dollars)

		3 Months
	Within 3	to	1	to 5	Over 5
	Months	1 Year	Years		Years	2006	2005
Securities issued or
guaranteed by Canada	$ -	$0.6	$125.8		$-	$126.4	$9.5
Effective yield		4.1%	4.2%			4.2%
Other debt securities	570.0	45.6	17.3		104.3	737.2	4.1
Effective yield	4.3%	4.4%	4.3%		5.2%	4.4%

Accounts Receivable and Accounts Payable

Dundee Wealth’s accounts receivable balance at the end of 2006 increased to $232.1 million from $119.6 million at the end of 2005.  Included in the December 31, 2006 balance are performance fees associated with our investment products which were paid in the first quarter of 2007.  These performance fees have associated direct expenses which, together with costs related to our expanded business activities, have contributed to an increased balance in accounts payable.

Deferred Sales Commissions

Deferred sales commissions represent amounts paid to financial advisors for the sale of investment and banking products which are then deferred and generally amortized over a period of five years.  The December 31, 2005 balance of $141.3 million increased by $88.0 million in commissions funded during the year, net of $54.4 million of amortization.

DUNDEE CORPORATION	13

Events Affecting the Financial Condition of Dundee Wealth Subsequent to Year-End

(Other than Purchase of Non-Controlling Interest in DWM Inc. (see “Wealth Management Division – Recent Developments”))

Establishment of a $350 million Credit Facility

On February 15, 2007, Dundee Wealth entered into a credit facility for a maximum of $350 million, subject to reduction in certain circumstances, with a Canadian chartered bank.  The facility bears interest, at Dundee Wealth’s option, at a rate per annum equal to either the bank’s prime lending rate or at the bank’s then prevailing bankers’ acceptance rate plus 0.625%.  Unused amounts available under the facility are subject to a standby fee of 0.15% per annum.

The credit facility is secured by a general security interest over all the assets of Dundee Wealth and certain of its subsidiaries.  The facility will convert into a non-revolving credit facility in February 2008, subject to a mutually agreeable extension, and all amounts borrowed pursuant to the facility must be repaid in full four years after the date the facility is converted to a non-revolving credit facility.

The facility is subject to certain covenants, including the maintenance of minimum levels of AUM and earnings, restrictions on the existence of secured indebtedness, and restrictions on the disposition of assets in excess of a specified amount.

Issuance of 4.75% Cumulative Redeemable First Preference Shares, Series 1 by Dundee Wealth

On March 13, 2007, Dundee Wealth issued 6,000,000 4.75% cumulative redeemable first preference shares, series 1 (“Wealth Series 1 Shares”) at a price of $25 per Wealth Series 1 Share.  Details of the terms and conditions of the Wealth Series 1 Shares are provided in note 23 to the 2006 Audited Consolidated Financial Statements.

REAL ESTATE SEGMENT

➢

RECENT DEVELOPMENTS

Restructuring of Dundee Realty

During 2006, we completed a restructuring of Dundee Realty that resulted in the transfer of our units in Dundee REIT out of Dundee Realty and into a wholly owned subsidiary.  Under the restructuring, we exchanged part of our holdings in common shares of Dundee Realty for redeemable preferred shares.  Concurrently, the non-controlling shareholder exercised options to acquire additional common shares at an aggregate price of $1.7 million.  As a result of these steps, our equity interest in Dundee Realty was diluted from 86% to 78%, resulting in an associated dilution loss of $7.0 million which was recognized in the second quarter of this year.

As part of the transaction, the non-controlling shareholder was granted an option, through the issuance of a class of Dundee Realty shares, which will enable the non-controlling shareholder to acquire additional shares of Dundee Realty over a six-year period at an aggregate cost of approximately $10.7 million.  If exercised, the share purchases will increase the non-controlling shareholder’s interest in Dundee Realty from 22% to 30%.  The option vests in equal installments over the six-year period and is subject to the non-controlling shareholder remaining an employee of Dundee Realty.

DUNDEE CORPORATION	14

Disposition of Property Manager to Dundee REIT

In May 2006, Dundee Realty sold its 50% interest in Dundee Management Limited Partnership (“DMLP”), a property management and real estate advisory services company, to Dundee REIT.  Dundee REIT already owned the remaining 50% interest in DMLP.  Proceeds from the sale were approximately $14.5 million and were satisfied through the issuance of 450,000 limited partnership units of DPLP, each unit of which may be converted to units of Dundee REIT on a one-for-one basis at our option.  The purchase agreement includes a price adjustment for up to an additional 100,000 units of DPLP, which will be delivered to Dundee Realty on June 30, 2007, subject to a formula that is based on certain minimum levels of future acquisitions to be completed by DPLP prior to that date of which 55,326 DPLP units have been earned and included in the $14.5 million, but have not yet been released from escrow.  In connection with the transaction, DMLP and Dundee Realty agreed to extend the term of their agreement pursuant to which DMLP provides administrative and advisory services to Dundee Realty, for an additional five years to June 30, 2013.

➢

RESULTS OF OPERATIONS

Our real estate segment reported earnings before taxes of $75.4 million in 2006 compared with $55.1 million in 2005.  This increase includes $35.5 million of dilution gains resulting from the issuance of equity in Dundee REIT and a gain of $10.2 million on the sale of our 50% interest in DMLP (see “Disposition of Property Manager to Dundee REIT”) and certain revenue properties.

Margins from Land and Housing Operations

Land and housing operations generated contribution margins of $51.8 million or 27.0% on revenues of $191.8 million in 2006.  This compares with contribution margins of $66.3 million or 26.5% on revenues of $249.9 million in 2005.

(In thousands of dollars)

		Year ended December 31, 2006			Year ended December 31, 2005
Components of Real Estate Operations*	Revenue	Costs	Margin	% Margin	Revenue	Costs	Margin	% Margin
Revenue properties	$43,323	$31,202	$12,121	28.0%	$20,482	$15,663	$4,819	23.5%
Land	92,571	59,912	32,659	35.3%	131,115	80,497	50,618	38.6%
Housing and condominiums	51,422	47,587	3,835	7.5%	91,008	83,280	7,728	8.5%
Management fees	2,055	1,279	776	37.8%	5,849	4,178	1,671	28.6%
Other	2,411	-	2,411	N/A	1,460	-	1,460	N/A
	$191,782	$139,980	$51,802	27.0%	$249,914	$183,618	$66,296	26.5%

*Excludes selling, general and administrative expenses, interest expense and depreciation and amortization.

Revenue Properties

Margins earned from revenue properties were $12.1 million in 2006 compared with $4.8 million in 2005.  Our real estate segment continues to benefit from certain strategic acquisitions made in late 2004 and during 2005.  Margin growth was experienced in The Distillery Historic District in Toronto contributing $1.4 million as a result of the expansion of leaseable area, higher base rents and profitable restaurant operations; Dundee Realty’s ski area operations in Colorado and California which contributed $0.8 million mainly due to higher skier visits; as well as a full year of results for the Bear Valley property, which was acquired in 2005.  Residential rental operations in Toronto experienced margin growth of $1.0 million mainly because of capital improvements that have allowed us to increase occupancy and reduce utility costs.  During 2006, residential rental operations contributed $2.4 million on revenue of $6.9 million.

In October 2006, Dundee Realty completed the sale of a hotel in Saskatoon for proceeds of $2.1 million and realized a gain on sale of $1.9 million.

Subsequent to December 31, 2006, Dundee Realty disposed of its residential rental properties in Toronto for proceeds of $56.3 million and recognized a gain on sale of approximately $6.6 million.  Real estate debt was reduced by $35.7 million in connection with mortgages extinguished upon the completion of the sale.

DUNDEE CORPORATION	15

Land

Revenue from land sales was $92.6 million generating an operating profit of $32.7 million or 35% in 2006.  This compares with revenue of $131.1 million generating an operating profit of $50.6 million or 39% in 2005.  Dundee Realty continues to have a positive outlook for land sales, especially in Western Canada.  Due to strong demand, Dundee Realty has been successful in increasing selling prices on premium products to achieve higher than anticipated margins.

In Saskatchewan, fewer lots and parcels were sold in Regina compared with 2005 mainly due to certain projects selling out in 2006.  However, overall margins in Regina increased by 14% due to higher selling prices because of a supply shortage.  Dundee Realty has resolved its supply issues with a development in Saskatoon, creating strong demand in that city which has resulted in a 19% increase in the average selling price, translating to margin growth of $2.0 million.

Alberta land operations experienced some supply issues in 2006.  The primary source of income for Calgary land in 2006 was lot sales in the first phase of a multi-year project in that city.  By comparison, in 2005, we had 34 more lots available to sell in another Calgary-based project, which was a higher end subdivision than our current year project.  This translated into a decrease in contribution from operations of $12.1 million in Calgary.  In Edmonton, we had 50 fewer lots available to sell in 2006 versus 2005 due to the completion of a subdivision in the prior year.  In addition, we sold fewer parcel acres in 2006 because our acre sales in 2005 included a one-time sale of a large 50-acre commercial site.

Housing and Condominiums

Revenue from sales of housing and condominium units decreased in the year ended December 31, 2006 to $51.4 million from $91.0 million in 2005.

Housing operations in Western Canada contributed $1.1 million to operations in 2006 mainly as a result of higher selling prices and margins in Regina due to strong market demand.  Saskatoon experienced a 127% increase in occupancies in 2006 compared with 2005, but at lower average selling prices, which resulted in margin growth of $0.8 million.

Housing operations in Colorado contributed $2.3 million of margin during the year mainly due to the River Meadows units that closed during the year.  In 2005, the One Arrowhead Place project was completed which contributed $3.2 million.

In 2005, Dundee Realty completed the sale of the Pantages condominium project in downtown Toronto, increasing revenue and margin in that year by $22.3 million and $4.2 million, respectively.

➢

CHANGES IN FINANCIAL CONDITION

Real Estate Assets

Real estate assets increased by approximately 63% since December 31, 2005 to $374.0 million at December 31, 2006.

(in thousands of dollars)

As at December 31,	2006	% Change	2005
Land	$181,606	106%	$88,130
Housing and condominiums	90,025	71%	52,749
Revenue properties	102,329	16%	88,176
	$373,960	63%	$229,055

DUNDEE CORPORATION	16

Land under Development and Land Held for Development

(in thousands of dollars)

Balance of land inventory, beginning of year	$88,130
New acquisitions completed during the year	78,330
Costs of development	75,444
Transfer to cost of goods sold	(60,298)
$181,606

Acquisitions of land in 2006 include 213 acres of land in High River, Alberta at a cost of approximately $9.9 million, a 160-acre land purchase in Calgary at an aggregate cost of $14.0 million, 177 acres of land in Edmonton at a cost of $32.8 million and a 320-acre land purchase on a site recently annexed to the city of Calgary.  Development on the 320-acre site is expected to commence in about three years.  Development approvals for the Providence project in Colorado are still pending, but Dundee Realty expects to initiate development within the next year.  Dundee Realty is also in the process of obtaining development approval for the Old Banff Coach Road project, a 35-acre site in west Calgary, which is expected in the spring of 2007.  We expect to see a significant sales increase in Calgary over the course of 2007 as the Providence and Old Banff Coach Road projects move into development.

In addition to acquisition costs, Dundee Realty incurred aggregate development costs on land of approximately $75.4 million, mainly in Saskatoon, Calgary and Edmonton.

Inventory of Housing and Condominiums

Overall, we continue to see a strong housing market, especially in Western Canada and accordingly, Dundee Realty continues to develop its inventory of housing and condominiums.  Inventory increased by 71% to $90.0 million as at December 31, 2006 compared with $52.7 million at December 31, 2005.  Additionally, Dundee Realty has incurred development costs of $11.5 million on the Princeton project in Calgary and an aggregate of $9.2 million on other projects.  The Princeton development is nearing completion and initial closings are anticipated by the first quarter of 2007.  The project is expected to be completed in the second quarter of 2007.

Construction is well advanced on the 378-unit Pure Spirits condominium project at the Distillery Historic District in Toronto.  It recently obtained approval to sever the south east corner in accordance with its expansion plans and is now in a position to further the development approvals and finance the land.

Revenue Properties

Dundee Realty’s portfolio of revenue properties increased by 16% in 2006 to $102.3 million from $88.2 million at December 31, 2005.  Acquisitions during 2006 include $2.1 million to acquire a 50% interest in “Willows Golf Inc.” in Saskatoon, which was completed in the first quarter of 2006.  Also in the first quarter, Dundee Realty invested $0.6 million to acquire a 37.5% interest in the Pure Spirit and Boiler House restaurants in the Distillery Historic District.  In the fourth quarter, Dundee Realty disposed of the Confederation Inn in Saskatoon for proceeds of $2.1 million.  At Dundee Realty’s Bear Valley Ski Area in California, we acquired a 33% interest in a lodge adjacent to the ski area for $0.8 million.

In 2006, Dundee Realty incurred development costs on revenue properties of approximately $13.2 million, including $2.7 million to restore buildings in the Distillery Historic District to a leaseable condition.  In addition, a further $3.8 million was invested in Arapahoe Basin, a ski resort in Colorado.  These costs include the construction of a rental shop in the first quarter of this year and costs associated with constructing the Black Mountain Lodge restaurant on the mountain, which was initiated late in the second quarter of 2006 and was completed in March of 2007.  Dundee Realty has also incurred $0.3 million related to the Montezuma Bowl expansion at Arapahoe Basin that will increase the skiable area by 80%.  An additional $2.9 million is expected to be incurred as a new lift line is installed during the summer of 2007.

DUNDEE CORPORATION	17

Real Estate Debt

Real estate debt as at December 31, 2006 was $224.8 million (2005 – $121.2 million), including $68.3 million relating to a revolving term credit facility (refer below), with the balance divided among mortgages on revenue properties, land servicing loans, vendor take back financing of land purchases and housing construction loans.  Debt is generally secured by charges on specific properties to which the debt relates.  Approximately $60.9 million (2005 – $49.3 million) of aggregate debt in our real estate segment is subject to a fixed, weighted average interest rate of 5.24% as at December 31, 2006 (2005 – 4.42%) and matures between 2007 and 2017.  Another $163.9 million (2005 – $71.9 million) of real estate debt is subject to a weighted average variable interest rate of 6.07% (2005 – 7.16%).

In the first quarter of 2006, Dundee Realty arranged for a revolving operating facility that is available up to a formula-based maximum of $100 million.  The facility bears interest at prime plus 0.5% or at corporate bankers’ acceptance rates.  The facility is secured by a general security agreement and first charges against lots, parcels, as well as certain raw lands held for development in Saskatoon, Regina, Calgary and Edmonton.  At December 31, 2006, Dundee Realty had borrowed $68.3 million pursuant to this facility and had letters of credit totalling $10.9 million drawn against the facility.

Dundee REIT

Included in our equity earnings for the year ended December 31, 2006 is $42.3 million from our investment in Dundee REIT.  Our equity earnings include a dilution gain of $35.5 million, primarily from the issuance of equity in Dundee REIT and from the exercise of exchange rights associated with its convertible debt.  Our share of earnings in 2006 was $6.8 million.

Dundee REIT is an unincorporated, real estate investment trust and is a leading provider of high quality, affordable business premises.  It is focused on owning, acquiring, leasing and managing mid-sized urban and suburban office and industrial properties in Canada.  At December 31, 2006, Dundee REIT’s portfolio consisted of approximately 18.9 million square feet of gross leaseable area, located primarily in its target markets of Toronto, Ottawa, Montreal, Calgary and Edmonton.  Dundee REIT reported net income of $11.2 million in 2006, more than 2.6 times its net income of $4.3 million earned in 2005.

We received distributions from Dundee REIT of $20.7 million in 2006 compared with $19.0 million in 2005.  We continue to elect to receive these monthly distributions in additional units and, as at December 31, 2006, we held 8.6 million units of DPLP and 0.1 million units of Dundee REIT.  Collectively, this represents an interest of approximately 20%.

In 2006, we disposed of 1,164,189 Dundee REIT units to settle the exchange feature on $34.6 million of our Exchangeable Debentures and realized a gain of $4.6 million.  As at December 31, 2006, the market value of our aggregate investment in Dundee REIT was $333.8 million.  We have a potential obligation to deliver up to a maximum of 2.2 million additional units of Dundee REIT with a value at December 31, 2006 of $84.9 million pursuant to the exchange feature of our debenture.  We have pledged 3 million Dundee REIT units against this liability, which fully satisfies any potential obligation.  Our market value in Dundee REIT, net of our obligation to deliver on the exchange feature was $248.9 million.

RESOURCES

Earnings before taxes in the resources segment increased to $31.8 million in 2006 compared with $10.7 million in 2005.  This increase is accounted for by higher earnings in several of our equity accounted investments, notably Breakwater and Dundee Precious, offset by investment provisions referred to below.  Currently, operating results in our resources segment are derived primarily from these equity earnings.  Our operating subsidiary, Eurogas, no longer has any production revenue since it is focusing on the international development of energy projects that are not yet operational.

In the fourth quarter of 2006, we provided $12.0 million against the carrying value of certain of our resources based investments, including $7.2 million against the carrying value of our Bolivia project as further discussed below.

DUNDEE CORPORATION	18

Eurogas Corporation

Eurogas’ efforts in 2006 have been focused on designing a plan for the development of the Castor Underground Natural Gas Storage (“Castor UGS Project”) in Spain and to a lesser degree, on the Sfax permit located offshore Tunisia.  In 2006, Eurogas capitalized costs of $6.5 million (2005 – $16.5 million) in respect of these two projects and incurred a loss of $2.7 million (2005 – $1.8 million).  At December 31, 2006, Eurogas had approximately $17.0 million in working capital.

Castor UGS Project (Spain)

Eurogas’ Castor UGS Project entails the conversion of the abandoned Amposta oil field, located 21 kilometres off the eastern Mediterranean coast of Spain, to a natural gas storage facility.  At December 31, 2006, Eurogas held a 73% interest in the Castor UGS Project.  Eurogas continues to work simultaneously on many aspects required as part of the implementation of the Castor UGS Project.

The Castor UGS Project was assigned the highest category, “A Urgent”, in the updated Energy Infrastructure Plan (2005-2011) approved by the Spanish Government on March 31, 2006.  Category “A” means the project has been unconditionally approved from a planning point of view and “Urgent” means that the project is essential to maintain the integrity of the gas system or to meet rising gas demands.  This is an important milestone in the overall regulatory approval process, and means the Castor UGS Project has been accepted and recognized for remuneration in Spain’s natural gas system.

During 2006, Eurogas continued activities associated with required regulatory approvals: the Exploitation Concession from Spain’s Department of Energy and the Environmental Impact Statement from the Ministry of the Environment.  Eurogas and the Spanish Administration are working closely to define and satisfy the requirements for the grant of an Exploitation Concession for the Castor UGS Project, including the issue of the extraction of residual oil as a simultaneous activity with the construction of the UGS facilities.  The timing of the approval process is uncertain.  In addition, various permits and licences will be required at the regional and local levels.  This activity is ongoing.

In the third quarter of 2006, Eurogas’ subsidiary, Escal UGS S.L. (“Escal”) entered into a collaboration agreement with the leading industrial firm in Spain, ACS Group, for the development of the Castor UGS project.  ACS Group is the largest construction group in Spain and the eighth largest in the world and it is a global leader in the creation, construction, and operation of infrastructure in a variety of industrial sectors, including the oil and gas sector.  ACS Group is assisting with the ongoing approval process involving both government and regulatory authorities in Spain, specifically in relation to the granting of the Exploitation Concession required in order for the Project to proceed.  This includes a detailed roadmap to the series of permits required for the full implementation of the Castor UGS Project and the completion of the Front End Engineering and Design (“FEED”) study that was also contracted to ACS Group late in 2006.  The FEED study will take approximately five to six months, will result in a fixed price determination for the project investment, and will form the basis for an award of a turnkey contract for engineering, procurement, and construction.  The cost of the work is expected to be approximately $4.6 million.  Current estimates, which will be further refined through the FEED study process place the total cost of the Project at approximately $1.2 billion.

On December 29, 2006, a new Ministerial Order (MO ITC 3995) was issued by the Spanish Ministry of Industry whereby the remuneration for underground natural gas storage facilities was established.  Eurogas has estimated that the financial returns under the new provisions are an improvement over the old remuneration provisions.  The regulated remuneration continues to be based on capital invested (including repayment of capital and financial return) and operating and maintenance costs.  The repayment of capital has been shortened to ten years for UGS facilities (20 years for cushion gas).  The financial return is based on the net investment times the remuneration rate, which is the Spanish 10-year bond rate plus 3.5%.  The financial returns will continue at half the 10th year (final year) rate for the remainder of the Exploitation Concession period of an initial 50 years.  In the case of cushion gas, ongoing returns will be based on the 20th year.  In addition, the new ministerial order provides incentives to developers by shifting certain risks from the developer to the energy system and by providing a guaranteed, after tax minimum rate of return.

DUNDEE CORPORATION	19

In March 2007, Eurogas announced that Deutsche Bank will act as financial advisor for the project financing required for the Project.

Eurogas invested $6.5 million during 2006 on its development project, including $1.1 million on reservoir simulation modeling and analysis in preparation for the FEED study.  This compares with an aggregate of $16.5 million invested in 2005 during which Eurogas completed two major milestones in the Castor UGS development plan, including the completion of the Castor #1 appraisal well and the 3-D seismic program over the Amposta reservoir.  In addition to these development costs, Eurogas incurred operating costs of $0.8 million in respect of this project.  Generally, operating costs have been capitalized to the cost of the project.

Sfax Permit (Tunisia)

Eurogas is conducting exploration programs for oil and natural gas in Tunisia.  Its 1.0 million acre Sfax Permit is located in shallow Mediterranean waters off Tunisia’s east coast in the Gulf of Gabes.  During 2006, Eurogas, which holds a 45% working interest and is a non-operating partner in the permit, and its operating partner, Atlas Exploration Worldwide Ltd. (“APEX”), initiated two projects to evaluate the hydrocarbon potential of the permit.

Early in the third quarter of this year, Eurogas and APEX entered into a Farmout Option Agreement (the “Agreement”) with Anadarko Petroleum Corporation (“Anadarko”) for exploration on most of the Sfax Permit.  Under the terms of the Agreement, Anadarko has the ability to earn a working interest of 75% in the permit following a multi-phase work program scheduled to occur over a 3½-year period.  Specifically excluded from the Agreement are three areas covering a total of 50,400 acres surrounding three prior oil discoveries, including Ras El Besh.  In the fourth quarter of 2006, Anadarko received approval from Tunisian authorities to proceed with the first seismic acquisition program.  An environmental impact assessment is being prepared, mobilization has begun, and the plan is to start the program in early 2007.

In July 2006, Eurogas and APEX were awarded a development concession by the Tunisian Hydrocarbon Committee for the Ras El Besh structure.  In August 2006, Eurogas paid US$112,500 as its share of the down payment costs for the Ocean Patriot, a production jack-up rig.  The total purchase price is US$2.5 million and additional funds will be required for refurbishment.  Once the structure is confirmed to be economic for further development, the partners will commence refurbishment activities and may procure other production facilities.  A floating oil storage tanker will be required following a successful drilling of the well.  Drilling plans have not been finalized.  The drilling costs are currently estimated at US$8.5 million, a portion of which was incurred during 2006.  Further Tunisian expenditures will depend on the results of the well.

Eurogas invested $1.8 million in 2006 on this development project.  Aggregate amounts invested in 2006 include $0.7 million (2005 – $0.8 million) for operating costs and studies conducted by the permit operator and $0.3 million in preparation for the drilling of the Ras El Besh project described previously.  Operating costs in respect of this project are generally capitalized.

Resource Based Equity Accounted Investees

In 2006, equity earnings from resource investments were $44.0 million compared with $7.0 million earned in 2005.

Dundee Precious Metals Inc.

During the year ended December 31, 2006, Dundee Precious reported net earnings of $69.7 million compared with $19.9 million in 2005.  In 2006, gross profits from mining operations were $60.2 million on mining revenues of $110.9 million, representing a margin of approximately 54%.  This compares with gross profits of $17.7 million on mining revenues of $63.2 million in 2005, representing a margin of approximately 28%.  This improvement in gross profits from mining operations was primarily as a result of significantly higher metal prices.  In addition, Dundee Precious reported net realized gains from dispositions of investments of $68.7 million in 2006 compared with $33.8 million in 2005.  At December 31, 2006, Dundee Precious had working capital of $40.7 million and an investment portfolio with a market value of $189.5 million.

DUNDEE CORPORATION	20

We recorded equity earnings of $14.9 million in 2006 in respect of our investment in Dundee Precious.  At December 31, 2006, we held approximately 11.4 million shares of Dundee Precious with a market value of $131.7 million, representing a 21% interest.

In December 2005, the Board of Directors of Dundee Precious approved an investment of US$175 million to undertake the mine expansion and construction of a metal production facility at the Chelopech Mine in Bulgaria.  This investment is based on the results of its definitive feasibility study undertaken by GRD Minproc Ltd.  Dundee Precious filed an environmental impact assessment (“EIA”) on the Chelopech expansion with the Bulgarian Ministry of Environment and Waters (“Ministry”) in 2006.  Dundee Precious has not received a final resolution on the approval of the EIA from the Ministry and the Bulgarian Court has ordered the Ministry to issue a final resolution to the project, which is required by Bulgarian law.  The decision was appealed by the Ministry and, at a hearing on February 22, 2007, the Court’s original decision was upheld and the company continues to await the execution of the resolution by the Ministry.   As a result of the continuing delays, the Chelopech Mine will likely suspend operations for at least part of 2008.

Dundee Precious has also filed an EIA with the Ministry on its Krumovgrad Gold Project in Bulgaria.  Dundee Precious has not received a decision on this study from the Ministry within the statutory time limit required by Bulgarian law and, accordingly, Dundee Precious has brought this issue in front of the Bulgarian Court.  In February 2007, Dundee Precious announced that the Supreme Administrative Court of Bulgaria had revoked the silent refusal of the Ministry and has required the Ministry to issue a pronouncement on the Krumovgrad EIA.  The Ministry has filed an appeal of this latest decision however a hearing date has not yet been set.  Consequently, the Krumovgrad Gold Project will be delayed until the EIA is approved.

In April 2006, Dundee Precious and the Government of Serbia signed exploration and mining concession contracts for three exploration and exploitation concessions.  The exploration concession is granted for a three-year period, renewable for an additional two years, and includes mining rights that have been granted for 25 years.  Dundee Precious has budgeted up to $17.8 million for the 2007 exploration program in Serbia.

In 2006, Dundee Precious increased its interest in the Back River Project to 100%, which comprises certain exploration properties located in Nunavut in the Canadian Arctic.  Dundee Precious has budgeted up to $18.4 million for the 2007 exploration program in Nunavut.

On August 23, 2006, Dundee Precious announced that it had acquired 80% of Vatrin Investment Limited, a private entity that holds 100% of Deno Gold Mining Company, its principal asset being the Kapan Mine in southern Armenia.  The transaction amounted to US$22 million and Dundee Precious has committed an additional US$10 million for mine expansion.  Dundee Precious has budgeted up to $21.3 million for the 2007 exploration program in Armenia.

In the fourth quarter, Dundee Precious announced that it had acquired a 47% interest in Goldbelt Resources Ltd., a company committed to becoming a significant and profitable mining company in West Africa.

Breakwater Resources

Breakwater is a base metals company with operations in Canada, Honduras and Chile, producing zinc, lead, copper and gold concentrates.  Breakwater reported net earnings of $156.5 million in 2006, significantly higher than the $14.0 million earned in 2005.  Earnings include a gain of $13.8 million realized in the third quarter of 2006 in respect of the sale of the Caribou property.  We recorded equity earnings of $29.1 million in respect of this investment.

In 2006, Breakwater realized contribution margins from mining activities of $168.5 million on net revenues of $324.4 million or 52% compared with contribution margins of 14% or $29.6 million on net revenues of $207.6 million in the prior year.  Propelled by robust base metal prices, gross revenues in the current year have exceeded revenues earned in 2005 by 56%, despite a 29% decrease in concentrate tonnage sold.  Sales of zinc represented 75% of gross revenues.  Decreases in concentrate tonnage sold resulted primarily from the closure of two mines in 2005.  Contribution margins per tonne of concentrate sold increased by 70% to approximately $488 in 2006 compared with $287 last year.

DUNDEE CORPORATION	21

In March 2006, we exercised our warrants to acquire 1,000,000 shares of Breakwater for $0.2 million.  At December 31, 2006, we held approximately 71.1 million shares of Breakwater with a market value of $130.8 million representing an 18% interest.  In addition, we held warrants to acquire an additional 30.8 million shares of Breakwater at $0.20 per share.  These warrants were exercised in the first quarter of 2007 for $6.2 million, increasing our ownership interest in Breakwater to approximately 24%.

Valdez Gold Corporation

During the first quarter of 2006, Valdez successfully completed a rights offering for the issuance of 15.2 million common shares at a price of $0.18 per share and raised gross proceeds of approximately $2.7 million.  Proceeds from the rights offering were used primarily to repay a demand loan that we had issued to Valdez in order for it to exercise 2.5 million warrants of Quest Capital Corporation at a price of $1.50 per share.  We acquired 5.6 million shares under the rights offering.  In addition, we received 0.3 million shares with a value of $0.1 million as consideration for providing a standby commitment to Valdez pursuant to which we would acquire up to 75% of shares not otherwise tendered under the rights offering.

Valdez’s principal focus is to exploit the exploration potential of its Los Jarros and Jarros Norte properties in Mexico.  Valdez acquired the property through claim staking and title is maintained by paying property taxes to the Federal Government of Mexico and meeting certain assessment requirements.  Work performed to date has focused primarily on general maintenance and on obtaining an exploitation title.

In August 2006, Dundee Resources entered into an arrangement with Valdez whereby Dundee Resources will provide technical expertise that will include developing a drilling program and coordinating all facets of the company’s exploration efforts in Mexico.  At present, very little is known with respect to the detailed geology of the Jarros Norte claims.  However, the Sierra Madre region, in which the claim is located, holds widespread epithermal alteration systems and a number of gold and gold/silver deposits have recently been defined in the region.  In view of that, in October 2006, Valdez announced that it would begin a geological mapping, rock sampling, and stream sampling program on its Jarros Norte claim.  This work should result in the development of targets that will require more detailed mapping and sampling programs with the objective of generating drill targets.

At December 31, 2006, we held 26.5 million shares of Valdez with a market value of $12.0 million representing a 34% interest.

Corona Gold Corporation

At December 31, 2006, we held approximately 5.0 million shares of Corona with a market value of $2.4 million representing a 27% interest.

Corona holds two exploration properties in Canada.  It holds a 51% operating joint venture interest in the Sugar Zone property near Marathon, Ontario.  It also owns an 84.5% interest in the Thunder Lake West property and a 58.0% interest in the Thunder Lake East property (collectively, the “Thunder Lake Properties”) near Thunder Bay, Ontario.  Corona is also looking at other business development opportunities in the resource sector.

No exploration work was carried out on any of the Corona properties in 2006.  However, all claims were kept in good standing.  This involved the distribution of available assessment work credits on the Thunder Lake Properties and on the Sugar Zone property.  In addition, option payments were made in accordance with option agreements covering certain patented claims that form parts of the Thunder Lake West property.

On June 9, 2006, Harte Gold Corporation (“Harte”) and Corona announced that they had entered into an agreement of purchase and sale under which Corona would sell its 51% interest in the Sugar Zone property to Harte, which currently holds the remaining 49% interest.  Upon completion of the transaction, which is subject to regulatory approval, Harte would have a 100% ownership interest in the property, subject to a 3.5% net smelter royalty payable on a portion of the property to third parties.  Under the terms of the agreement, Corona would sell its interest in the Sugar Zone property to Harte in exchange for $5.0 million in cash and warrants to purchase an aggregate of 2.5 million common shares of Harte at an exercise price of $0.50 per share.  The warrants would expire on the fifth anniversary of the closing date if Harte becomes a Tier 1 issuer on the TSX Venture Exchange

DUNDEE CORPORATION	22

or obtains a listing on the Toronto Stock Exchange prior to the second anniversary of the closing date, or otherwise on the latest date permitted by the TSX Venture Exchange.  Corona would also retain an option to re-acquire, at any time, an undivided 20% interest in the Sugar Zone property upon payment of an amount equal to the aggregate of $1.0 million and 20% of all costs incurred in respect of the property by Harte following the closing date.  In addition, Corona would have the right of first refusal to arrange production financing for the project.  The original closing date for the agreement was July 7, 2006.  The closing date was then amended to August 8, 2006 and then to December 31, 2006.

Subsequent to year end, Corona announced that the closing date of the agreement had been extended to April 2, 2007.  Under the terms of the extension, Harte made a cash payment of $0.2 million to Corona and paid Corona’s legal fees related to the extension.  If the purchase by Harte is not completed by the scheduled closing date, Corona will have the right, exercisable until July 31, 2007, to purchase Harte’s 49% interest in the Sugar Zone property for $5.0 million in cash.

On March 2, 2007, at the request of the Toronto Stock Exchange, Corona announced that it was in preliminary negotiations with third parties with respect to the possible sale of its interest in the Thunder Lake Properties.  No agreement has been reached and no letter of intent has been entered into with respect to a transaction.  These discussions and the sale of its interest in the Sugar Zone property are consistent with Corona’s previous statements concerning its desire to maximize the value of its existing properties at this time of improved gold prices and to explore new resource-based exploration and investment initiatives.

Other Activities in Dundee Resources

Investment in ATICO Barbadoss

In mid-2005, our wholly owned subsidiary, Dundee Resources signed a letter of intent with American International Trading Corporation Inc. (“AITCO”) entering into a transaction (the “Transaction”) to acquire a 50% equity interest in a wholly owned subsidiary of AITCO International (“AITCO Barbados”) for US$5 million.  Dundee Resources has also agreed to provide AITCO Barbados with a US$6 million line of credit.  Under a shareholder agreement with AITCO, the proceeds of this financing are to be used by AITCO Barbados to evaluate and develop certain prospective tin mining projects in Bolivia (the “Bolivian Projects”) and to pursue other exploration and development opportunities in the tin mining industry.  At year end, Dundee Resources had invested US$6.3 million (Cdn$7.2 million) to acquire its interest in AITCO Barbados and had advanced monies under the line of credit, which amounts were provided for as further discussed below.

On May 1, 2006, the Bolivian government announced a new decree whereby Bolivia will regain ownership of oil and gas resources and take charge of their commercialization, relegating foreign companies to the status of operators.  At that time, no similar action had been taken in respect of the mining industry.  In October 2006, clashes erupted when miners from independent cooperatives confronted workers of state-owned mines, demanding access to these mines, prompting suggestions by the Bolivian government to expropriate mines in which owners have not invested sufficiently.  In November 2006, the Bolivian government acknowledged that it did not currently have the necessary economic resources to nationalize the mining industry, and that current plans would be focused at generating new jobs and investment in the mining sector.

While the initial exploration results and scoping study level analysis indicate that further exploration and development of the Bolivian Properties is warranted, Dundee Resources has opted to delay further investment in its Bolivian Projects and has put existing projects on a care and maintenance program only until there is more clarity about the investment climate in Bolivia.  During 2006, in light of these circumstances, we provided $7.2 million against our Bolivian Projects.

Subsequent to the year end, AITCO Barbados signed a letter of intent to acquire a tin property in Brazil (the “Brazilian Property”).  Completion of the acquisition requires completion of a definitive agreement with the vendors and the completion of due diligence on the Brazilian Property by September 2007.  If AITCO Barbados proceeds with the acquisition of the Brazilian Property, then it is anticipated that AITCO Barbados will spend the remaining US$5 million previously committed by Dundee Resources in completing the initial exploration and development of the Brazilian Property over the next 12 to 18 months.

DUNDEE CORPORATION	23

Iberian Minerals Corp. (“Iberian”)

During 2006, Dundee Resources purchased a $25 million, 5-year convertible subordinated secured debenture (the “Debenture”) in Iberian, the outstanding principal amount of which is convertible into units of Iberian at a conversion price that increases from $1.25 per unit to $1.52 per unit at maturity of the Debenture.  Each unit of Iberian consists of one common share in Iberian and one-half of a warrant, each warrant being exercisable for one common share of Iberian at an exercise price of $2.00 for a period of two years.  At any time after three years, Iberian may accelerate the conversion feature if the closing price of Iberian exceeds $2.00 per share for a specified period.  The Debenture bears interest at 6% per annum, which is expected to be paid in common shares of Iberian at its prevailing market price.

Iberian is a Canadian domiciled exploration and mining company that is developing the Aguas Tenidas zinc-copper polymetallic mining project (the “Project” or “Mine”) in southeastern Spain.  In February 2006, Steffen, Robertson and Kirsten (U.K.) Ltd., independent mining consultants, completed a positive feasibility study (the “SRK Study”) on the Project.  The SRK Study indicates that Iberian will need an additional US$100 million of debt financing in order to complete construction of the Mine.  During the third quarter of 2006, permits to start underground development of the Mine were received and work on these activities has commenced.

In January 2007, Iberian announced that it had received the building license required for the construction of the ore processing plant, the tailings dam and all surface infrastructure at the Aguas Tenidas project, which permits construction to begin.  The license provides for certain requirements to be met by Iberian, including posting certain guarantee and compensation amounts.  In addition, Iberian is still waiting for a permit from the government that will allow it to operate once construction has been completed.  In this regard, Iberian has now supplied all the additional information requested by the authorities in early December 2006, and it has provided a detailed final engineering study on the proposed tailings dam.

During the fourth quarter of 2006, Dundee Resources acquired an additional 2.8 million special warrants for aggregate consideration of $3.7 million.  Each special warrant consists of one common share and one quarter of each of: common share purchase warrants, Series 1 and common share purchase warrants, Series 2.  Each whole common share purchase warrant, Series 1 will entitle the holder at any time for a period of two years from the date of issuance to acquire one common share of Iberian for $2.20 per share.  Each whole common share warrant, Series 2 is exercisable at any time for a period of two years from the date of issuance to acquire one common share of Iberian for $2.60 per share.  The exercise period of the common share purchase warrant, Series 2 may be extended for an additional two years if certain conditions are met.  The proceeds of the issuance and sale of the special warrants will be held in escrow and will only be released to Iberian upon receipt of a permit from the applicable Spanish authorities for expansion of the activity at Aguas Tenidas Mine and the issuance of 30 million common shares pursuant to previously issued installment receipts.

Iberian continues to expect to receive the final operating and tailings disposal permits required to fully develop the Aguas Tenidas Mine and has started underground development of the mine and surface construction works.

DUNDEE CORPORATION	24

OTHER INVESTMENTS AND CORPORATE COSTS

Income from Corporate Investments

Dundee Corporation owns several other public and private investments.  Revenues from these investments include net realized gains on sales of investments, dividend and interest income.  Certain of these investments are accounted for using the equity method, which will result in the recognition of our proportionate interest in the operating results of the underlying investee.  Unrealized gains and losses on investments are not recognized in earnings until realized, although provisions for impairment in value are made when deemed appropriate.

(in thousands of dollars)

For the years ended December 31,	2006	2005
Investment income	$16,125	$12,400
Equity earnings	722	642
Investment provision	-	(1,868)
	$16,847	$11,174

Selling, General and Administrative

Generally, head office costs, including costs associated with corporate governance and related public company costs, are accumulated and reported as head office costs and are not allocated to other operating segments.  These costs were $13.9 million in 2006 compared with $12.1 million in 2005.

Corporate Interest Expense

Corporate interest expense was $20.4 million in 2006 compared with $14.9 million in 2005.  The increase is primarily attributable to interest on our Exchangeable Debentures which were only issued at the end of the second quarter of 2005, as well as a $3.3 million fee paid on the early redemption of our 6.70% unsecured debentures (see “Corporate Debt”).

DUNDEE CORPORATION	25

SEGMENTED RESULTS OF OPERATIONS
Three Months ended December 31, 2006 and 2005

(in thousands of dollars)								2006
	Wealth				Other Investments
For the three months ended December 31, 2006	Management	Real Estate	Resources		and Corporate Costs		Intersegment	TOTAL
REVENUES
Management fees	$224,549	$-	$-	$	- $		-	$224,549
Redemption fees	3,546	-	-		-		-	3,546
Financial services	93,222	-	11		598		(558)	93,273
Net banking interest	2,556	-	-		-		-	2,556
Real estate revenue	-	69,476	-		-		-	69,476
Investment income	367	1,639	1,048		2,675		(2,299)	3,430
	324,240	71,115	1,059		3,273		(2,857)	396,830
EXPENSES
Selling, general and administrative	111,677	2,997	1,760		3,903		(558)	119,779
Variable compensation	65,158	-	-		-		-	65,158
Trailer service fees	28,119	-	-		-		-	28,119
Operating costs, real estate	-	51,661	-		-		-	51,661
	204,954	54,658	1,760		3,903		(558)	264,717
OPERATING EBITDA	119,286	16,457	(701)		(630)		(2,299)	132,113
Amortization of deferred sales commissions	14,734	-	-		-		-	14,734
Depreciation, depletion and amortization	6,062	5,756	18		2,205		-	14,041
Interest expense	2,198	2,787	741		3,629		(3,117)	6,238
OPERATING EARNINGS (LOSS)	96,292	7,914	(1,460)		(6,464)		818	97,100
Equity earnings	-	17,584	13,190		164		-	30,938
Investment provision	-	-	(12,041)		-		-	(12,041)
Unrealized loss on exchangeable debentures	-	-	-		(4,492)		-	(4,492)
Non-controlling interest	(28,593)	(1,208)	494		-		-	(29,307)
	$67,699	$24,290	$183		$(10,792	) $	818	82,198
Dilution gains								550
Income taxes								(46,912)
NET EARNINGS FOR THE PERIOD								$35,836
(in thousands of dollars)								2005
	Wealth				Other Investments
For the three months ended December 31, 2005	Management	Real Estate	Resources		and Corporate Costs		Intersegment	TOTAL
REVENUES
Management fees	$110,037	$-	$-	$	- $		-	$110,037
Redemption fees	3,105	-	-		-		-	3,105
Financial services	76,227	-	-		875		(626)	76,476
Net banking interest	222	-	-		-		-	222
Real estate revenue	-	140,980	-		-		-	140,980
Investment income	10,284	-	5,969		(877)		(914)	14,462
	199,875	140,980	5,969		(2)		(1,540)	345,282
EXPENSES
Selling, general and administrative	82,231	593	587		2,941		(626)	85,726
Variable compensation	50,199	-	-		-		-	50,199
Trailer service fees	20,900	-	-		-		-	20,900
Operating costs, real estate	-	107,776	-		-		-	107,776
	153,330	108,369	587		2,941		(626)	264,601
OPERATING EBITDA	46,545	32,611	5,382		(2,943)		(914)	80,681
Amortization of deferred sales commissions	11,742	-	-		-		-	11,742
Depreciation, depletion and amortization	3,134	1,498	26		482		-	5,140
Interest expense	1,773	1,875	158		5,008		(1,732)	7,082
OPERATING EARNINGS (LOSS)	29,896	29,238	5,198		(8,433)		818	56,717
Equity earnings	-	4,718	3,425		130		-	8,273
Investment provision	-	-	(226)		(1,868)		-	(2,094)
Unrealized loss on exchangeable debentures	-	-	-		-		-	-
Non-controlling interest	(7,228)	(4,048)	383		-		-	(10,893)
	$22,668	$29,908	$8,780		$(10,171	) $	818	52,003
Dilution gains								2,946
Income taxes								(11,471)
NET EARNINGS FOR THE PERIOD								$43,478

DUNDEE CORPORATION	26

REVIEW OF THE FOURTH QUARTER OF 2006

COMPARED WITH THE FOURTH QUARTER OF 2005

Net earnings for the fourth quarter of 2006 were $35.8 million or $1.43 per share attributable to common and special shares outstanding compared with $43.5 million or $1.74 per share in the same quarter of 2005.

As previously discussed, our earnings in the fourth quarter of 2006 were adversely affected by a $12.0 million provision, including $7.2 million against amounts expended in Bolivia and $4.8 million against certain other resource based investments.

Net earnings in the fourth quarter of 2006 were also affected by a $4.5 million unrealized loss in respect of our Exchangeable Debentures, which are exchangeable into units of Dundee REIT.

Our wealth management segment contributed $67.7 million of earnings before taxes in the fourth quarter of 2006 compared with $22.7 million in the fourth quarter of the previous year.  This increase is attributed to solid revenue growth across all business lines, and in particular, record performance fee revenue earned by Dundee Wealth’s investment management division, as well as continuing strength in the capital markets division of Dundee Wealth’s brokerage group.

In our real estate segment, pre-tax earnings were comparable quarter over quarter despite a 50% drop in revenues and operating costs.  Dundee Realty closed land and housing sales with aggregate revenues of approximately $141 million in the fourth quarter of the previous year compared with approximately $70 million in the fourth quarter of the current year.  Lower earnings from land and housing operations were offset by significant equity earnings from our investment in Dundee REIT which increased to $17.6 million in the fourth quarter of 2006 compared with $4.7 million in the fourth quarter of 2005.  Earnings in the fourth quarter of 2006 include $16.0 million of dilution gains resulting from equity issuances completed by Dundee REIT in that quarter.

Equity earnings from resource investments in the fourth quarter of 2006 increased from $3.4 million in 2005 to $13.2 million, primarily from our investments in Breakwater and Dundee Precious, both of which achieved significant profits this quarter.  As previously discussed, these earnings reflect higher metal prices experienced throughout 2006 as well as the disposition of certain investments previously held by Dundee Precious.

We have not recognized any potential tax benefits on certain expenses incurred during the fourth quarter of this year, including our investment provision of $12.0 million and our unrealized loss of $4.5 million in respect of our Exchangeable Debentures.  Partially as a result of not recognizing these benefits, our income tax expense in the fourth quarter of 2006 represents over 50% of pre-tax earnings.

DUNDEE CORPORATION	27

SELECTED QUARTERLY INFORMATION

(in thousands of dollars, except per share amounts)

		2006				2005
For the three months ended,	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
Revenues	$396,830	$227,967	$246,836	$243,618	$345,282	$205,693	$178,125	$204,561
Dilution gain (loss)	550	2,098	(2,385)	3,547	2,946	638	97	12,992
Net earnings*	35,836	3,300	36,178	18,375	43,478	6,462	4,166	22,215
Earnings per share*
Basic	$1.43	$0.13	$1.44	$0.74	$1.74	$0.26	$0.16	$0.88
Diluted	$1.22	$0.12	$1.36	$0.68	$1.64	$0.25	$0.15	$0.85

* Restated for Breakwater change of accounting policy

➢

Net earnings in the fourth quarter of 2006 include an unrealized loss on our Exchangeable Debentures of $4.5 million, in the third quarter of 2006 the unrealized loss was $15.1 million.  As previously discussed, Canadian GAAP requires that we state our liability in respect of our Exchangeable Debentures at the higher of the face value of the debentures or the value of the underlying units of Dundee REIT that would be delivered in the event that all exchange rights were tendered.  However, Canadian GAAP does not permit us to similarly revalue our investment in the Dundee REIT units that we intend to use to settle the exchange right.  This causes a discontinuity in earnings and we may therefore experience significant fluctuations in earnings on a period by period basis.

➢

Consistent with activity in the wealth management industry, our brokerage and mutual fund dealer activities expect higher retail commissions and trailer service fee revenue in the first quarter of each year as this is the high-volume RRSP season.

➢

Revenues in each of the fourth quarters of 2006 and 2005 include performance fee revenues, net of related expenses.  These performance fee revenues are contingent on market values as at the respective year ends of the underlying portfolio, and accordingly they are recorded as revenues only when such year end values have been finalized.

➢

Real estate operations are project driven.  Real estate revenue and associated real estate operating costs are only included in operations in periods where a development project is completed and sold.  Otherwise, these costs are deferred in real estate inventory.  Dundee Realty closed land and housing sales largely in Calgary, Edmonton and Colorado in the fourth quarter of 2005, generating aggregate revenues, including rents, of approximately $141.0 million in that period, compared with approximately $69.5 million in the fourth quarter of 2006.  Real estate operating costs were $107.8 million in 2005, compared with $51.7 million in the same quarter of 2006.

➢

In the third quarter of 2006, the Company recorded a dilution loss with respect to its interest in Dundee Realty of $7.0 million.  Refer to “Restructuring of Dundee Realty”.

➢

Investment income, includes income earned from dispositions of our investment holdings.  Investment gains or losses are only recorded when we dispose of an investment and we therefore experience significant quarterly fluctuations in these amounts, depending on when we actually effect a disposition.  Investment income of $10.3 million in the fourth quarter of 2005 included approximately $6 million associated with one-time revenues in the resources segment.

➢

Our share of earnings of equity accounted investees is included in net earnings for each quarter.  Earnings from each of our equity accounted investees may fluctuate significantly from period to period and may depend on market forces or other operating conditions that are not necessarily under our control.  This is particularly evident commencing in the second quarter of 2006 where robust metal prices increased earnings in Breakwater and Dundee Precious, which contributed to $12.9 million of earnings from equity accounted investments in that period.  This continued in the third and fourth quarters with equity earnings of $10.4 million and $13.2 million, respectively.

DUNDEE CORPORATION	28

➢

In the first quarter of 2005, Dundee Wealth completed a public offering, diluting our ownership interest in Dundee Wealth.  Accordingly, we recognized a dilution gain of approximately $13.0 million in that quarter.  Dilutions resulting from issuances of shares by our equity accounted investees are included as part of our share of earnings from these equity accounted investees.

➢

In the fourth quarter of 2006, we determined that uncertainties in our Bolivian properties and uncertainties regarding an investment which depends upon financing from the income trust sector, required us to record an aggregate investment provision of $12.0 million.  This compares with a fourth quarter provision of $2.1 million in 2005.  The timing of circumstances requiring investment provisions depends upon many factors and is not predictable.

OTHER CONSOLIDATED BALANCES AND CAPITAL STRUCTURE

Issuance of 6,000,000 5.00% Cumulative Redeemable First Preference Shares, Series 1 (“Series 1 Shares”).

On June 22, 2006, we completed a public offering of 6 million Series 1 Shares.  The Series 1 Shares are generally non-voting except in limited circumstances and they entitle the holder to a fixed preferential cumulative dividend at the rate of 5% per annum, payable quarterly.

The terms of the Series 1 Shares permit us to redeem the shares at any time after June 30, 2006 at a redemption price that declines over time, starting at $27.25 per Series 1 Share if the shares are redeemed prior to June 30, 2007, to $25.00 per share if the Series 1 Shares are redeemed after June 30, 2015 (the “Redemption Price Schedule”).  We also have the right to convert the Series 1 Shares to Subordinate Shares on the basis of one Series 1 Share for that number of Subordinate Shares that is equal to the redemption price in accordance with the Redemption Price Schedule divided by the current market price of the Subordinate Shares, determined in accordance with a formula.  We may also repurchase the Series 1 Shares for cancellation, either in the open market or through a private transaction.  The Series 1 Shares are retractable by shareholders after June 30, 2016 at a price of $25.00 per Series 1 Share.

In accordance with Canadian GAAP, certain terms of the Series 1 Shares require that they be classified as debt rather than equity.  Accordingly, dividends on the Series 1 Shares are included as interest expense on the consolidated statement of net earnings on an accrual basis.

Corporate Debt

in thousands of dollars

	$150 million	$65.4 million	Revolving Term Credit Facilities				Real
	Senior	Exchangeable	$100 million	$22.3 million	$100 million	Income	Estate
	Debentures	Debentures	Corporate	Subsidiary's	Subsidiary's	Trusts	Debt	Other	TOTAL
Balance, beginning of year	$149,920	$95,000	$83,591	$3,300	$-	$8,313	$121,168	$11,808	$473,100
Early redemption of debentures	(149,920)								(149,920)
Conversion of exchangeable debentures		(34,635)							(34,635)
Conversion of preference shares of subsidiary								(10,000)	(10,000)
Revolving term credit facilities			8,901	16,930	68,311				94,142
Income trust arrangements						(4,734)			(4,734)
Changes in real estate debt							35,326		35,326
Unrealized revaluation adjustment		19,554							19,554
Other		2,267						(944)	1,323
Balance, end of year	$-	$82,186	$92,492	$20,230	$68,311	$3,579	$156,494	$864	$424,156

DUNDEE CORPORATION	29

$150 million 6.70% Unsecured Debentures ─ On August 8, 2006, we redeemed all of the outstanding $150 million, 6.70% unsecured debentures which were due to mature on September 24, 2007.  The aggregate cash redemption price was $157.0 million and included principal of $150.0 million, accrued and unpaid interest of $3.7 million, and a redemption premium of $3.3 million.  We funded the redemption price, in part, using proceeds that we raised on our June 2006 offering of Series 1 Shares.

Revolving Term Credit Facilities ─ In the third quarter of 2006, we renewed our $100 million revolving term credit facility with a Canadian chartered bank, extending the expiry date to August 31, 2007.  The amended facility provides for tiered interest charges and standby fees, similar in nature to our previous facility.  As at December 31, 2006 and during the year then ended, the Company had complied with all financial covenants of the facility.

Issuance of $100 million 5.85% Exchangeable Unsecured Subordinated Debentures ─  On June 22, 2005, Dundee Corporation issued $100 million 5.85% exchangeable unsecured subordinated debentures (“Exchangeable Debentures”), which mature on June 30, 2015.  Each $1,000 Exchangeable Debenture can be exchanged, at the option of the holder, for 33.6134 units of Dundee REIT, subject to certain conditions.  This represents an exchange price of $29.75 per Dundee REIT unit.  To satisfy the conditions of the exchange, we have placed into escrow approximately 3.0 million units of DPLP, each unit of which can be converted into a unit of Dundee REIT.  Interest on the Exchangeable Debentures is paid semi-annually on June 30 and December 31 of each year.

During 2006, holders of Exchangeable Debentures exercised the conversion feature on $34.6 million of debt.  We released approximately 1,164,189 Dundee REIT units in satisfaction of the conversion feature, recognizing an associated gain on the disposition of the Dundee REIT units of approximately $4.6 million.

Earnings in the current year include a $19.6 million unrealized loss on our Exchangeable Debentures which are exchangeable into units of Dundee REIT.  At December 31, 2006, there were $65.4 million of Exchangeable Debentures outstanding.  If holders exercised their exchange right, we would have to deliver approximately 2.2 million Dundee REIT units in settlement.  The market value of these Dundee REIT units was approximately $85.0 million at December 31, 2006 and, in accordance with Canadian GAAP, we have increased the value of the Exchangeable Debentures on our consolidated balance sheet to equal the market value of the Dundee REIT units we would have to deliver.  This creates the unrealized loss of $19.6 million which has been charged to earnings but which will never be realized because the Company is holding the equivalent number of Dundee REIT units that it intends to use to satisfy the exchange.  Under Canadian GAAP, the Company cannot similarly revalue the investment in Dundee REIT units because it is accounted for on an equity basis, which causes a discontinuity.  At the time of an actual exchange, Canadian GAAP permits the Company to reverse any revaluation of the liability it has previously taken.

Debt of our Subsidiaries

A more detailed discussion of corporate debt in each of our business segments is discussed under “Segmented Results of Operations – Financial Condition”.

Income Taxes

The Company’s net future income tax liability as at December 31, 2006 of $87.1 million (2005 – $75.1 million) includes future income tax liabilities aggregating $152.0 million (2005 – $134.7 million), offset by future income tax assets of $64.9 million (2005 – $59.6 million).  Details of the components of the Company’s future income tax assets and future income tax liabilities are included in note 18 to the 2006 Audited Consolidated Financial Statements.

Future income tax liabilities in respect of the wealth management segment include $23.1 million (2005 – $26.3 million) relating to investment management contracts acquired in business combinations and $60.2 million associated with deferred sales commissions (2005 – $50.7 million).  Other significant future income tax liabilities of $36.9 million (2005 – $21.4 million) relate to corporate investments held by the real estate, resources and corporate segments.

DUNDEE CORPORATION	30

Included in future income tax assets at December 31, 2006 is $27.9 million (2005 – $20.6 million) representing the Company’s estimate of the benefit realizable from tax loss carry forwards.  The realized benefit from these tax loss carry forwards at December 31, 2006 is based on aggregate losses of $168.2 million (2005 – $159.0 million), net of valuation allowances of $83.8 million (2005 – $101.7 million).

Non-Controlling Interest

Non-controlling interest increased from $386.0 million at the end of 2005 to $471.3 million at December 31, 2006.  Changes in the carrying value of non-controlling interest are detailed in the table that follows.

(in thousands of dollars)

	Dundee	Dundee
	Wealth	Realty	Eurogas	Total
Balance, beginning of year	$338,178	$10,056	$37,778	$386,012
Non-controlling interest in earnings	43,732	3,988	(1,319)	46,401
Dividends paid to non-controlling shareholders	(3,084)	(1,680)	-	(4,764)
Transactions by non-controlling shareholders	41,188	2,907	3,379	47,474
Dilution (gains) loss resulting from transactions by non-controlling shareholders	(9,911)	6,957	(856)	(3,810)
Balance, end of year	$410,103	$22,228	$38,982	$471,313

Share Capital

At December 31, 2006, there were 24,060,745 Subordinate Shares and 1,040,329 Class B common shares outstanding.  In December 2005, we issued a substantial issuer bid pursuant to which we offered to acquire up to 2.5 million Subordinate Shares.  Shareholders tendered 71,412 Subordinate Shares, all of which were cancelled at $29.50 per share.

Since December 31, 2005, we have issued 205,646 Subordinate Shares on the exercise of options at an average price of $16.26 per share.  Approximately 95,490 of these options were exercised immediately prior to their 10 year expiry date and a further 100,000 options were exercised by a former employee following his employment termination in the fourth quarter of 2005.  In addition to options exercised, we paid $4.9 million to cancel 291,806 options, the majority of which had been issued to former employees.  As at December 31, 2006, we had granted 1,394,548 options with a weighted average exercise price of $20.53 of which 1,096,548 options were exercisable, as holders had met the vesting criteria.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Significant Sources and Uses of Cash and Cash Equivalents

Cash and cash equivalents decreased from $403.7 million at the end of 2005 to $250.3 million as at December 31, 2006.  In addition to cash and cash equivalents, corporate investments with a carrying value of $83.9 million (December 31, 2005 – $75.9 million) and a market value at December 31, 2006 of $90.0 million (2005 – $83.9 million) are redeemable funds managed by Dundee Wealth.

Significant changes in our cash position and significant uses or sources of cash for the year ended December 31, 2006 are detailed below:

Significant Cash Flows from Operating Activities

Ö

The effect of changes to client account balances and securities owned and sold short will vary significantly on a day-to-day basis as previously noted.  While these changes may impact regulatory capital requirements in our regulated subsidiaries, they do not necessarily reflect any change in our financial position.  During 2006, variations in these balances created operating cash outflows of $153.5 million compared with cash inflows of $38.6 million in 2005.

•

Securities owned, net of securities sold short in Dundee Wealth’s brokerage division increased from $18.7 million at the end of 2005 to $33.3 million at December 31, 2006, requiring cash outflows of $14.6 million.

DUNDEE CORPORATION	31

•

Client deposits in Dundee Wealth’s banking division generated cash inflows of $872.7 million in 2006.  In accordance with asset/liability management in the banking division, cash from these deposits was invested in a portfolio of securities and mortgage and lending products with carrying values at December 31, 2006 of $863.6 million and $111.3 million, respectively.

•

Client accounts and loans receivable, net of client related liabilities in Dundee Wealth’s brokerage division were $55.8 million in 2006 compared with $12.0 million in 2005, resulting in cash outflows of $43.8 million.

Ö

Operations in Dundee Realty required operating cash outflows of $24.3 million in 2006.  Cash utilized in the development of land, housing and condominium inventory was approximately $44.4 million in 2006.  In the prior year, real estate operations in Dundee Realty generated operating cash inflows of $41.1 million, including $8.1 million generated from land, housing and condominium activities.

Significant Cash Flows from Investing Activities

Ö

Amounts paid for leasehold improvements in respect of our new office premises in downtown Toronto were $13.9 million in 2006.

Ö

Gross additions of new AUM in our subsidiary’s investment management division were $5.9 billion in 2006 (2005 – $4.9 billion).  Sales commissions paid on these new assets were $88.0 million (2005 – $75.3 million).

Ö

During 2006, we invested $53.9 million (2005 – $86.5 million) in new investments or in acquiring an increased interest in existing investment portfolio positions.  Proceeds from sales of corporate investments were $32.4 million in 2006 (2005 – $71.2 million).

Ö

Real estate acquisitions and development activities (other than for inventory referred to above) required cash of $81.2 million in 2006.  This compares with $84.4 million of cash required in 2005.  In addition, during 2006, our real estate segment received proceeds of $2.0 million on the sale of certain revenue properties.

Significant Cash Flows from Financing Activities

Ö

In June 2006, we raised net proceeds of $145.3 million from a public offering of preference shares.  Proceeds were temporarily used to repay amounts borrowed pursuant to our revolving term credit facility and partially used to redeem our 6.70% secured debentures at an aggregate redemption price of $157.0 million, including accrued interest and an early redemption penalty.

Ö

During 2006, real estate operations borrowed pursuant to their available lines of credit or against certain underlying properties which provided cash inflows of $98.9 million in 2006 compared with $28.8 million in 2005.

Ö

During 2006, we paid $2.5 million to acquire our shares for cancellation under the terms of our substantial issuer bid.  In addition, Dundee Wealth paid $0.8 million to acquire shares under its own normal course issuer bid.

Ö

During 2006, our subsidiaries received cash inflows of $20.2 million from subscriptions for their common shares by non-controlling interests.  In addition, our subsidiaries paid dividends of $4.8 million to these non-controlling interests.

Ö

We received cash of $3.5 million on subscriptions of Subordinate Shares, including subscriptions on the exercise of stock options.

Our main operating subsidiaries in the wealth management segment function in a regulated environment and are therefore required to maintain levels of capital in liquid assets in accordance with regulatory requirements.  This may impact our ability to transfer cash resources within certain of our consolidated entities.  At December 31, 2006, all regulated entities complied with applicable regulatory capital requirements.

DUNDEE CORPORATION	32

Cash Requirements

The Company’s $100 million revolving term credit facility allows it to manage its cash flow requirements by not having to dispose of investments at an inopportune time.  The Company had drawn $92 million under this facility at year end.

On an ongoing basis, the Company will require cash to support regulatory capital in its regulated subsidiaries, to support new business initiatives, to finance the sales commissions associated with new products, to develop our real estate inventory and our oil and gas properties, to purchase corporate investments, to meet the obligations under our other contractual commitments, and to finance interest and dividend payments on our Exchangeable Debentures and Series 1 Shares.  The potential success of our business initiatives may necessitate increased capital beyond anticipated levels.

The Company’s cash requirements have changed significantly as a result of the formal launch of Dundee Bank of Canada.  Capital requirements are based in part on the level of deposits that are received, which have grown to $936.2 million at December 31, 2006, mostly due to the Investment Savings Account product launched in the third quarter.  The growth in deposits has continued thus far in 2007, necessitating additional capital.  Dundee Bank of Canada is generating losses and is not expected to achieve profitability until its deposit base increases to a sufficient size.  Likewise, our other regulated businesses require additional capital as they grow.  With the addition of new trading operations in Dundee Wealth’s brokerage division and broader corporate finance activities, we expect that Dundee Wealth’s brokerage operations will likely require capital throughout 2007.  These activities include those of Dundee Wealth’s newly formed structured credit division in New York which has, subsequent to year end, invested approximately $35 million in credit investment products.  A recurring capital requirement is the financing required for mutual fund sales commissions, which Dundee Wealth continues to fund internally, thereby permitting it to retain all of the management fees associated with the new assets and to benefit from the tax deduction associated with the commission expense.  In anticipation of these various cash requirements and in view of its negotiations at the end of 2006 to purchase the non-controlling interest in DWM from CDP, Dundee Wealth entered into a new $350 million credit facility in February 2007.  The early redemption of Dundee Corporation's $150 million debentures in August 2006 released Dundee Wealth and its subsidiaries from the restrictions on assuming secured debt.  In February 2007, Dundee Wealth acquired CDP’s non-controlling interest in DWM which was partially satisfied by cash of $155 million.  Thereafter, Dundee Wealth completed its preference share issuance, raising net proceeds of approximately $145 million.

Our real estate segment will require working capital to finance development of planned land and housing and condominium projects.  We are expecting to continue to invest in our real estate segment in the future, both in acquiring new product and in developing existing projects.  We currently anticipate that operating cash flows from real estate activities will be sufficient to meet cash flow requirements for real estate development.  As previously discussed, our real estate segment recently increased their credit facility from $50 million to $100 million, providing us with increased flexibility to operate this business efficiently.

As we previously discussed, Eurogas intends to embark on a major project in Spain whereby it will construct an underground gas storage facility at an estimated cost of approximately $1.2 billion.  Outside project financing will be required in order for Eurogas to complete the construction.

DUNDEE CORPORATION	33

CONTINGENCIES, COMMITMENTS AND OFF BALANCE SHEET OBLIGATIONS

Contingencies and commitments are detailed in note 16 to the 2006 Audited Consolidated Financial Statements.  The following table summarizes payments due for the next five years and thereafter in respect of our contractual obligations and the obligations of our subsidiaries.

(in thousands of dollars)

		Expected Payments Schedule
		2008 to	2010 to
	2007	2009	2011	Thereafter	TOTAL
5.85% Exchangeable Debentures (note i)	$-	$-	$-	$62,632	$62,632
Bank debt (note ii)	162,381	68,311	-	-	230,692
Real estate debt	69,680	19,297	4,374	65,941	159,292
Lease commitments and other debt (notes iii, iv and v)	20,582	25,018	18,069	66,340	130,009
	$252,643	$112,626	$22,443	$194,913	$582,625

(i)

The maturity of the Exchangeable Debentures is shown net of $19.6 million of unrealized loss (see “Corporate Debt”)

(ii)

In 2006, the Company renegotiated its revolving term credit facility, extending the maturity date to August 31, 2007.  In the first quarter of 2007, Dundee Wealth established a $350 million credit facility.  As a condition precedent to the establishment of the facility, the existing $22.3 million revolving term credit facility available to Dundee Wealth was cancelled.

(iii)

Operating lease obligations include minimum lease commitments to landlords, suppliers and service providers.  Several of these leases oblige the Company or its subsidiaries to pay additional amounts if usage or transaction activity exceeds specified levels.

(iv)

Other debt is reported exclusive of obligations under the Income Trust arrangements described in note 12 to the 2006 Audited Consolidated Financial Statements, as these obligations are contingent on the underlying net asset value of mutual fund units financed by these arrangements.

(v)

Other debt does not include Dundee Realty’s obligations under the rent supplement arrangements with Dundee REIT as obligations will vary based on vacated space of certain of Dundee REIT’s revenue properties as discussed in note 16 to the 2006 Audited Consolidated Financial Statements.

Wealth Management Segment

Ö

In prior years, the investment management division of Dundee Wealth and certain predecessor companies that it acquired, entered into agreements for the financing of mutual fund commissions for a specific period of time.  Obligations under these  agreements are considered debt and are included as liabilities on the consolidated balance sheets.  The Company no longer utilizes these vehicles to finance its commissions.

Ö

Dundee Wealth has a share incentive plan for its employees, officers and directors and those of its subsidiaries and a share incentive plan for independent financial advisors, service providers and consultants to Dundee Wealth.  Dundee Wealth has also granted stock compensation to employees and independent financial advisors under the share incentive plan, with the issuance of such shares being contingent on certain conditions.  The conditions that must be met vary from grant to grant, but are generally designed to encourage the retention of employees and financial advisors over time, and/or to reward the attainment of certain predetermined performance criteria.  At December 31, 2006, Dundee Wealth recorded stock based compensation of approximately $8.8 million in anticipation of the future issuance of these shares.

DUNDEE CORPORATION	34

Ö

As part of the acquisition of Dundee Wealth BHC, the parent company of Dundee Bank of Canada, both Dundee Wealth and DWM delivered certain commitments and support letters to various federal authorities in respect ofhe Dundee Bank of Canada, including an undertaking to the Canada Deposit Insurance Corporation in respect of certain liabilities of Dundee Bank of Canada and a non-binding support letter to OSFI.  In addition, Dundee Corporation had previously issued an undertaking to the Minister of Finance regarding certain investments, access to corporate records and the provision of financial and other information.  Dundee Wealth has agreed to comply with this undertaking and to indemnify Dundee Corporation in the event of non-compliance.  Dundee Wealth’s obligation to Dundee Corporation is secured by a General Security Agreement against substantially all of its assets and those of its subsidiary which are subordinated to the security interest granted under Dundee Wealth’s credit facility.

Ö

Following receipt of its registration as a commercial paper issuer, Dundee Wealth’s brokerage subsidiary launched its first securitization product, “Skeena Capital Trust” (“Skeena”), raising $2.2 billion during 2006.  As a condition of the credit rating provided by Dominion Bond Rating Service on the Series A Notes of Skeena, the subsidiary established a segregated reserve account that will be available to support Skeena’s day-to-day operations as well as anticipated and unanticipated administrative costs and expenses.  The segregated reserve account was initially seeded with $5 million, and will be increased by ten basis points per $100 million of additional Series A Notes issued once conduit outstandings have exceeded $2 billion, subject to a maximum of $10 million.  The segregated reserve account is shown separately in our consolidated balance sheet as “Cash collateral, structured notes”.

Ö

In 2006, Dundee Wealth entered into a lease of office space for 215,900 square feet in downtown Toronto, Ontario in order to consolidate the operations of its various business units into one location.  The lease commenced January 1, 2007 and has a minimum term of 15 years.  Future minimum lease payments, exclusive of any operating costs and realty taxes are $86.1 million in aggregate and have been included in the preceding table.

Ö

Subsequent to year end, Dundee Wealth negotiated a settlement with the non-controlling shareholder of DWM to acquire its interest in DWM.  The acquisition price includes an obligation to deliver cash of $154.5 million to the non-controlling shareholder at closing, which occurred on February 22, 2007.

Real Estate Segment

Ö

Under property management arrangements, Dundee Realty agreed to provide Dundee REIT with a rent supplement that is computed using a formula based on vacant space of certain of Dundee REIT’s revenue properties.  The term of the rent supplement, which commenced on June 30, 2003, is five years for certain office and retail space and three years for certain industrial space.  For the year ended December 31, 2006, Dundee Realty paid $1.3 million (2005 –  $2.3 million) in respect of this rent supplement.

Ö

Dundee Realty has agreed to guarantee certain debt associated with some of the properties that have been transferred to an indirect subsidiary of Dundee REIT.  As at December 31, 2006, the aggregate of such guarantees was $10.0 million (2005 – $10.0 million).  Dundee Realty has been indemnified by Dundee REIT in respect of these guarantees.

DUNDEE CORPORATION	35

Ö

Dundee Realty has commitments under land purchase agreements totalling $0.8 million as at December 31, 2006 (2005 –  $18.1 million) which will become payable in future periods upon the satisfaction of certain conditions.

Ö

Dundee Realty conducts its real estate activities from time to time through joint ventures with third-party partners.  The Company is contingently liable for the obligations of the other owners of the unincorporated joint ventures in the amount of $13.7 million as at December 31, 2006 (2005 –  $13.1 million).  The Company would have available to it the other venturers’ share of assets to satisfy the obligations, if any, that may arise.

Ö

In June 2003, we entered into a shareholders’ agreement with the management non-controlling shareholder of Dundee Realty pursuant to which the Company has agreed to repurchase the non-controlling shareholder’s shares in certain circumstances at fair market value at the time of purchase.

Resources Segment

Ö

On October 19, 2006, a subsidiary of Eurogas entered into an assistance contract with a leading industrial group in Spain for the development of the Castor UGS project, a project undertaken by Eurogas in respect of a permit covering an abandoned oilfield in Spain, which is suitable for development as a natural gas storage facility.  The contract is expected to take approximately six months at a contract price of approximately $0.5 million per month.

FINANCIAL INSTRUMENTS

From time to time, Dundee Wealth’s brokerage subsidiary may enter into various derivative contracts to meet the needs of customers, earn trading income and manage exposure to market or foreign exchange risk.  At December 31, 2006, Dundee Wealth’s brokerage subsidiary held foreign exchange contracts with a notional amount of $17.9 million (2005 – $7.3 million) which are being used to mitigate foreign exchange exposure.  The principles of hedge accounting were not applied and therefore, fluctuations in foreign exchange rates may impact our operating results.  These foreign exchange contracts are included in securities owned, brokerage or securities sold short, as appropriate, on our consolidated balance sheets.

Dundee Wealth’s banking subsidiary also uses derivative financial instruments, primarily foreign exchange forward contracts, for the management of foreign currency risks and for asset/liability management.  Hedge accounting is applied to derivative hedges that satisfy specific designation, documentation and effectiveness testing requirements.  At December 31, 2006, Dundee Wealth’s banking division held foreign exchange forward contracts with a notional amount of $104.2 million (2005 – $ nil).

Our resources segment may utilize derivative financial instruments to manage financial risks, including commodity risks.  Hedge accounting may be applied to certain of these derivative financial instruments.

We are also exposed to market risk resulting from fluctuations in the price of other financial instruments, including securities owned, brokerage; securities sold short and our corporate investment holdings.  Market risk may occur with volatility in interest rates and global market conditions.  These fluctuations may have an impact on our operating results.

DUNDEE CORPORATION	36

RELATED PARTY TRANSACTIONS

Other than as disclosed elsewhere in this document, the particulars of related party transactions as at and for the years ended December 31, 2006 and 2005 are discussed below.

Ö

As at December 31, 2006, we held mutual funds and other investments with a net carrying value of $131.9 million (2005 – $227.6 million) managed by our subsidiaries, including investments in money market funds that, because of their liquidity, are considered cash equivalents and classified as such on our consolidated balance sheets.  Transactions in respect of these investments are conducted on the same basis as those of other mutual fund investors.  No trailer service fees are paid in respect of these investments.

Ö

In the normal course of business, Dundee Wealth’s investment management division may trade securities through its brokerage subsidiary on behalf of mutual fund clients and other discretionary client portfolios.  These transactions are conducted at a discounted schedule from industry practice.

Ö

Dundee Wealth’s brokerage subsidiary may, from time to time, participate in corporate finance related activities, including financial advisory activities, for the Company, for Dundee Wealth and for our equity accounted investees or fiduciary accounts managed by Dundee Wealth’s investment management division.

Ö

Directors, officers and employees of the Company and its subsidiaries and other related parties may choose to use the brokerage facilities of Dundee Securities and the deposit and loan facilities of Dundee Bank of Canada.  Transactions are conducted on normal market terms.

Ö

During 2005, Dundee Wealth’s brokerage subsidiary sold securities at market value to the non-controlling shareholder of DWM and recognized a trading profit of $3.3 million which has been included as financial services revenue.  There were no similar transactions in 2006.

Ö

In accordance with employment arrangements made with a Dundee Realty executive, Dundee Realty agreed to transfer 4% of its interest, net of debt, in the Distillery Historic District to the executive at its cost of approximately $0.4 million and permit the executive to participate in a $5.4 million loan made to the other co-owners of the project to a maximum of 10%.

Ö

Dundee Realty provided a $0.5 million loan to a member of senior management.  This loan accrues interest at 3% per annum and is secured by a deed of trust on a residential property.

Ö

We have made loans of $0.8 million to certain officers of the Company and its subsidiaries, primarily to acquire shares of the Company.  These loans are generally secured by the underlying shares acquired.

ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our consolidated financial condition and the results of our operations is based upon the consolidated financial statements of our Company.  These statements have been prepared in accordance with Canadian GAAP.  The preparation of these consolidated financial statements requires us to make assumptions, estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities.  We evaluate our estimates on an ongoing basis.  We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, and we use these to form the basis for making judgments about the carrying value of assets and liabilities and the reported amount of revenues and expenses that are not readily apparent from other sources.  Our actual results may differ from these estimates under different assumptions or conditions.

Our most critical accounting policies are those that we believe are the most important in portraying our financial condition and results of operations and those that require the most subjectivity and estimates by management.  A summary of our significant accounting policies adopted during 2006 are included as note 1 to the 2006 Audited Consolidated Financial Statements.  A discussion of some of the more significant judgments and estimates made by management is as follows:

DUNDEE CORPORATION	37

Business Combinations – Management uses its best judgment in applying the purchase method of accounting for business combinations and, specifically, in identifying and valuing intangible assets and liabilities acquired on acquisitions.  In certain cases, intangible assets are valued using a discounted cash flow model which is subject to a variety of assumptions.  Further, the period of benefit of intangible assets is based on a number of subjective factors, such as the length of client and other business relationships, which could prove to be incorrect as the future unfolds.  The value placed on the acquired assets and liabilities, including identifiable assets, will have an effect on the amount of goodwill that the Company records on acquisitions.

Variable Interest Entities (“VIEs”) – On January 1, 2005, we adopted AcG-15 which provides guidance on applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interest.  We had to exercise judgment in applying AcG-15 to determine which VIEs required consolidation under AcG-15 through identification of our variable interests and comparing them with other variable interests held by unrelated parties to determine if we were exposed to a majority of each of these entities’ expected losses or expected residual returns as defined under AcG-15.  These comparisons are subject to a number of subjective estimates.  In applying the guidance for AcG-15 we consolidated certain real estate VIEs in which we determined that we are exposed to a majority of the expected losses or residual returns.

Goodwill and Other Intangible Asset Impairment – Goodwill and other intangible assets with an indefinite life are subject to value-based impairment testing at least annually.  Determining the useful lives and values of intangible assets requires judgment by management.  To assess possible impairment of goodwill and intangible assets with an indefinite life, the Company has developed several models that provide for various business measures, including changes in AUA and AUM and the related impact on earnings.  These models are applied consistently from year to year.  Although the goodwill balance is tested annually for impairment, these tests are based on discounted cash flow models or current industry multiples which can be subject to interpretation and which may change with market and industry conditions.

Carrying Value of Investments – Investments in publicly and privately issued securities are generally carried at cost.  From time to time, management assesses whether a write-down is required to reflect an other than temporary decline in value.  To complete its assessment, management will look at a number of factors, including the market price of the security, if available, the conditions and prospects of the underlying business including its profitability, and comparable valuations.  We may also use other valuation techniques such as present value cash flow valuation models.  Many of these factors require management to make subjective estimates.  Where appropriate, an investment provision will be made against the carrying value of the investment.  Under Canadian GAAP, any subsequent recovery in the value of an investment that has been provided for cannot be reversed until the investment is disposed of.  Investment provisions are reflected as a separate line item on the consolidated statements of operations.

Fair Value of Financial Instruments – Certain financial instruments, including securities owned, brokerage and securities sold short, are stated in the consolidated financial statements at their fair values, with unrealized gains and losses being reported in earnings.  Fair value is usually determined based on quoted market prices.  Where quoted market prices are not available, management applies various assumptions to estimate the financial instruments’ fair values including prevailing market rates and prices on instruments with similar characteristics.  Imprecision in estimating these factors can affect the amount of gain or loss recorded for a particular instrument.  In addition, quoted market values at any point in time may not represent what the Company would realize at the time that an investment is ultimately disposed of.  From time to time, Dundee Wealth’s brokerage subsidiary may sell securities that it does not own and will therefore be obligated to purchase such securities at a future date.  The subsidiary may incur a loss if the market value of these securities subsequently increases.

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Allowance for Credit Losses – The allowance for credit losses is provided both in Dundee Wealth’s brokerage activities and in Dundee Wealth’s banking activities.  In accordance with brokerage industry practice, client transactions within Dundee Wealth are entered into on either a cash or margin basis.  When credit is extended to a client to purchase securities, the securities are held as collateral for the amounts loaned.  Clients purchasing securities on margin must maintain collateral in their accounts in accordance with regulatory or Company guidelines.  Dundee Wealth has established an allowance for credit losses, consisting of specific and general components, based on management’s estimate of probable unrecoverable amounts.  Dundee Wealth compares the amount loaned to each client with the market value of securities held in such accounts to determine the provision for credit losses.  The market value of the securities held as collateral may fluctuate daily based on market forces, which could lead either to an unexpected increase in the provision or to additional credit losses.

In Dundee Wealth’s banking activities, the allowance for credit losses is determined based on management’s best estimate of the probable losses in the loan and mortgage portfolios.  The allowance for credit losses is also comprised of a specific allowance and a general allowance.  The specific allowance is an estimate of probable incurred losses related to existing impaired loans.  The general allowance is provided for losses which management estimates are inherent in the portfolio at the balance sheet date, but not yet identified and, therefore, not yet captured in the determination of specific allowance.  Management regularly reviews the credit quality of the loan and mortgage portfolios to ensure the adequacy of the allowance for credit losses.

Provision for Litigation – The Company and its subsidiaries are defendants in various legal actions, many of which relate to activities of entities that it acquired and which arose prior to the date of acquisition.  The Company’s operating results include a provision for potential liabilities in respect of these matters which is determined using management’s best estimates based on the facts and circumstances of each claim on a case by case basis, taking into consideration all information available to the Company.  The claims are reviewed at least quarterly, or as new information becomes available.  In certain cases, legal claims may be covered under the Company’s various insurance policies.

Stock Based Compensation – The Company has a variety of stock based compensation awards that are utilized as retention tools. When stock based awards are granted, the Company measures the value of the award and amortizes it over the vesting period.  Management makes a variety of assumptions in calculating this value.  Firstly, the Company has not factored in a forfeiture rate for options that may be cancelled before vesting criteria are met.  Secondly, management uses the fundamentals of an option pricing model in determining the value of its stock based compensation expense.  Application of such option pricing model requires estimates, which may not be ultimately correct, in expected dividend yields, expected volatility of the underlying shares based on past volatility experienced, and expected life of the stock option granted.  Management has assumed that it will settle stock based compensation obligations through equity.  Management reassesses each of these factors with each grant of stock based compensation.

Income Taxes – Management estimates income taxes payable and the value of future income tax assets and liabilities and assesses the realization of these future tax assets regularly to determine whether a valuation allowance is required.  Management determines whether it is more likely than not that those future income tax assets will be realized prior to their expiration using various factors including estimated future earnings based on internal forecasts, cumulative tax losses in recent years, history of tax loss carry forwards as well as prudent and feasible tax planning strategies.  The amount of future income tax assets could be reduced in the future by a charge to earnings if forecasted earnings during the tax loss carry forward periods are not achieved, or are not likely to be achieved.  Tax balances may also change as a result of proposed or enacted governmental changes in the statutory rates of taxation.

Real Estate Assets – Land under development and inventory of housing and condominiums are stated at the lower of cost and net realizable value.  In calculating net realizable value, management must estimate future cash flows and discount these estimated cash flows at a rate that includes a risk factor appropriate for each particular project.  These estimates are based on various assumptions, including development or construction schedules and future costs to be incurred.  If estimates are significantly different from actual results, our land under development and inventory of housing and condominiums may be overstated or understated on our consolidated balance sheets and accordingly, profit in a particular period may be overstated or understated.

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Land held for development is stated at the lower of cost and net recoverable amount.  The net recoverable amount is determined using estimated future net cash flows from use, if any, plus any residual value.  Estimates of residual values may be impacted by local and overall real estate market conditions.  Therefore, estimates may vary from actual residual values on disposition of land held for development.

Oil and Gas Properties – Eurogas is currently in the exploratory stage of a drilling program in Tunisia and capitalizes all associated costs.  The recovery of the recorded costs is contingent upon the existence of economically recoverable reserves and future profitable production.  Activities in Spain are in the pre-development phase.  All pre-development costs relating to the exploration permits in Spain are capitalized.  The recovery of these costs is dependent upon the economic viability of the underground natural gas storage project.  The amounts recorded for depletion and depreciation of oil and gas properties and the ceiling test calculation are based on estimates of proven reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty.  The Company’s oil and gas properties are non-producing and are measured net of asset retirement obligations which are management’s estimated costs to abandon and reclaim its net ownership interests in all wells and facilities and the estimated timing of the costs to be incurred in future periods.  The fair value estimate of these amounts is capitalized to the properties against the cost of the related asset and amortized over its useful life once the asset is operational.

FUTURE ACCOUNTING CHANGES

In January 2005, the CICA released CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, and two related standards, Section 3865, “Hedges”, and Section 1531, “Comprehensive Income”.  Also related to the issuance of these new standards is Section 3251, “Equity”.  These new standards are effective for the Company on January 1, 2007.

The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables.  In addition, the standards require that all financial assets, including all derivatives, be measured at fair value on the consolidated balance sheet with the exception of loans, receivables, and investments classified as held-to-maturity, which will be measured at amortized cost calculated on an effective yield basis.  Changes in the fair value of securities classified as trading will continue to be reported in earnings, while changes in the fair value of securities classified as available-for-sale will be reported within accumulated comprehensive income until the financial asset is disposed of, or becomes impaired.  Similarly, the standards require that all financial liabilities be measured at fair value on the consolidated balance sheets when they are held for trading or when they are classified as derivatives.  Other financial liabilities should be measured at amortized cost on an effective yield basis.

Derivatives, including embedded derivatives will be classified as trading, unless they are specifically designated within an effective hedge relationship.  Earnings offset is available where a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, but only to the extent that the hedge is effective.  Any ineffectiveness in a hedge relationship will be recognized in current earnings.  Changes in the fair value of a derivative which hedges an entity’s exposure to fluctuations in the fair value of an asset or liability due to a particular risk are recognized in earnings together with those of the respective offsetting hedged item.  However, changes in the fair value of a derivative which hedges an entity’s exposure to changing cash flows are accumulated in “other comprehensive income” until the transaction being hedged affects earnings.

Accumulated other comprehensive income will be included on the consolidated balance sheets as a separate component of shareholders’ equity on a net of tax basis.

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The Company is continuing its evaluation of the impact of applying the new standards.  The Company expects that certain of its securities owned and securities sold short and certain of its corporate investments, other than those securities designated as part of the Company’s trading portfolio or those that are accounted for under the equity method, will be classified on the Company’s consolidated balance sheets as available-for-sale securities, with unrealized gains and losses recognized in other comprehensive income.  Realized and unrealized gains and losses on financial assets and liabilities in the Company’s trading portfolio will continue to be recorded in the consolidated statement of operations.  The new requirements will not impact our accounting for equity accounted investees.

CHANGES IN ACCOUNTING POLICIES

During 2006, one of our equity accounted investees changed its accounting policy for exploration expenditures in order to better align its policies with those of its peers and to facilitate industry comparisons.  We have retroactively restated our own consolidated financial statements to reflect this change. Details of the impact of this change in policy are provided in note 21 to the 2006 Audited Consolidated Financial Statements.

CONTROLS AND PROCEDURES

As at December 31, 2006, an evaluation was carried out of the effectiveness of the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer will certify that our disclosure controls and procedures were adequate and effective to provide reasonable assurance that material information relating to our Company and to our consolidated subsidiaries for the year ended December 31, 2006 would have been made known to them.

Also as at December 31, 2006, an evaluation was carried out of the design of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer will certify that the design of internal controls over financial reporting was effective.

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

MANAGING RISK

The Wealth Management Industry in Canada

The wealth management industry in Canada has experienced considerable growth in the past decade.  Changing demographics and concerns about financial security on retirement, compounded by a continuing low-interest rate environment, are expected to result in a continued increase in assets available for investment.  In recent years, investors have endeavoured to increase their knowledge of available investment products and services, and wealth management firms have responded by increasing the availability of, and access to, information in respect of these wealth management products and services.  Simultaneously, there has been an increase in the number, type and sophistication of products and services offered by financial institutions.  The Company believes that these changing factors will result in an increased number of investors seeking some level of professional financial and investment advice in managing their investments.  Dundee Wealth is well positioned to meet this challenge as it continues to establish itself as a fully integrated wealth management business, combining professional investment management products, solutions and services with knowledgeable financial advisory professionals.

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Creating, Attracting and Retaining AUM and AUA

The profitability of Dundee Wealth is directly related to its ability to create, attract and retain AUM and AUA.  These assets are subject to a fee, generally calculated as a percentage of their net asset value.  Should a sizable number of clients seek to terminate their arrangements with Dundee Wealth and withdraw assets, the Company’s profitability would be adversely affected.

Investment performance continues to play an important role in the Company’s ability to sell financial products and retain customers.  As at December 31, 2006, approximately 66% (2005 – 76%) of eligible Dynamic FundsTM ranked in the top two quartiles of peer group equivalents as measured by one of Canada’s leading investment fund research firms based on one-year performance and approximately 90% (2005 – 81%) based on three-year performance.  There can be no assurances that Dundee Wealth will be able to continue to achieve superior returns relative to its competitors in future periods.

Dundee Wealth demands the highest standards of ethics, knowledge and professional judgment from its extensive network of established financial advisors.  Our advisors’ AUA are diversified and range from high net worth investors to investors who are just beginning to accumulate financial assets.  Dundee Wealth’s financial advisors are positioned to service the varying demands of these investors.

Market Influences

Negativity in domestic and international capital markets may create challenges for the Company.  The movement of capital markets is beyond the control of the Company but, to a significant degree, may impact on the Company’s overall profitability.  Revenues from Dundee Wealth’s investment management division are primarily based on the market values of AUM, generally determined using trading values of underlying securities in global markets.  The state of the capital markets in general and the unpredictability of the global economy may also affect retail and institutional clients' willingness to actively trade in capital markets, impacting the Company’s commission revenues as well as trading and corporate finance activities.  Declining interest rates may reduce the interest spread earned by Dundee Wealth’s brokerage subsidiary on amounts borrowed in margin accounts as well as net interest in the banking division.

Competition

Our wealth management business operates in a highly competitive environment that includes other providers of wealth management products such as mutual funds and private client investment managers, banking products, financial advisors, investment dealers, banks and insurance companies, some of which have greater financial or other resources than our wealth management subsidiaries.  In order to remain competitive, we will continue to be innovative in the development of financial products and solutions for clients, to monitor investment performance and to provide the highest level of service to our clients.

There may be competitive pressures from time to time to lower the fees that the Company charges on its products and services which may impact the ability to retain clients in the future.  While changes to management fee rates, commission rates and trailer service fee revenue rates will affect the operating results of the Company, management believes that its current fee structure is competitive with its industry peers.

Regulatory and Litigation Risk

The regulatory operating environment for wealth management and financial services operations in Canada continues to expand, becoming more regimented and complex.  We support regulatory changes that enhance the integrity and reputation of our industry and that protect the interests of our client base.  Our compliance personnel actively participate in the development of new legislation and regulation.  New regulatory requirements, however, may involve changes to the way we currently conduct our business or may increase the cost and associated profitability of our business.  The Company believes that its ability to comply with all applicable laws and regulations including these emerging changes is dependent upon the establishment, implementation and maintenance of extensive compliance policies and procedures.  We have a team of experienced compliance

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personnel that works full time on these efforts.  When we complete an acquisition, it is possible that the acquired company’s compliance standards may have been insufficient or not as developed as those of the Company.  The Company attempts to identify material compliance issues through its due diligence review, however, it is possible that such a review will not identify all existing problems.

Regardless of the Company’s effectiveness in monitoring and administering established compliance policies and procedures, the Company, and any of its directors, officers, employees and agents, may be subject to liability or fines which may limit our ability to conduct business.  The Company maintains various types of insurance to cover certain potential risks and continuously evaluates the adequacy of its insurance coverage.  In recent years, the cost of obtaining insurance has increased while the number of insurance providers has decreased.  As a result, and with the establishment of Bill 198, the ability to obtain insurance on reasonable economic terms may be more difficult in the future.  To date, the Company has chosen not to obtain directors and officers insurance.

Ability to Execute Business Plans and Integration

The Company’s growth strategy has relied in part on acquisitions and the associated realization of operating synergies.  A successful acquisition requires the Company to identify suitable candidates for purchase on acceptable terms and the acquired business to be successfully integrated in a timely and non-disruptive manner designed to minimize the risk of loss of client business.  Even with the investment of management and financial resources, an acquisition may not produce the anticipated revenue, earnings or business synergies anticipated at the time of acquisition.  In addition, acquisitions can involve non-recurring charges and, if not successful, the write-off of amounts of goodwill and other intangible assets that could have an adverse effect on the Company’s financial results.  Management performs an extensive review of the value of goodwill and other intangible assets on an ongoing basis, which review has not identified any required adjustments.

With the business plans formed and acquisitions completed in 2005 and 2006, the Company has entered into new business lines such as asset securitization and structured credit operations.  These operations may take longer to develop than management anticipates, may not achieve profitability, may increase operating complexity and may divert management’s attention away from established or ongoing business activities.  The Company has hired personnel experienced in each of the areas to mitigate this risk.  Certain of the Company’s business segments or divisions are not currently profitable and there is no assurance that they will achieve profitability in the future.

Capital Requirements

Dundee Bank of Canada, Dundee Securities, Dundee Private Investors and Goodman & Company, Investment Counsel, Ltd. operate in regulated environments and are subject to minimum regulatory capital requirements.  Accordingly, they may be required to keep sufficient cash and other liquid assets on hand to maintain capital requirements.  Although each of these regulated entities currently has sufficient capital, growth of the business may necessitate additional capital requirements and the failure to maintain required regulatory capital may subject the relevant registrant to fines, suspension or revocation of registration or could prohibit the Company from expanding.  In certain instances, regulatory capital requirements may increase due to an increase in deposit base or a change in the market value of securities held, some of which are beyond the control of the Company.  The Company monitors the level of regulatory capital required in each of these business units on an ongoing basis to ensure it meets the minimum requirements.

Dundee Wealth currently finances commissions associated with mutual funds sold on a deferred sales charge basis through internal means.  In the past few years, asset growth in mutual funds has increased significantly, increasing the funding required for these new mutual fund assets.  In periods where the value of mutual fund units sold on a deferred sales charge basis is high, sources of funding other than cash flow from operations may be required in order to pay dealer commissions and it is not certain that such additional funding, if needed, will be available on terms attractive to the Company, or at all.

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In addition, Dundee Wealth may be required to raise additional funds through public or private financing of equity or debt, strategic relationships or other arrangements for a variety of purposes, including business acquisitions, to capitalize on unanticipated opportunities, as well as to respond to competitive pressures.  Additional equity funding may reduce the percentage ownership of Dundee Corporation and may dilute net book value per share.  It is also possible that any such equity funding may involve securities which have rights or privileges senior to those of holders of common shares or that any debt financing, if available, may involve restrictive covenants.  There can be no assurance that such additional funding, if needed, will be available on economic terms, or at all.  Under the terms of the Company’s credit facilities, the Company and certain of its subsidiaries are subject to various restrictions and covenants with respect to providing security against its assets, disposing of certain assets, and reorganizing or merging with others.

Credit Risks in Securities Transactions

The Company is exposed to the risk that third parties that owe the Company cash, securities or other assets may not fulfill their obligations, due to lack of liquidity, bankruptcy, operational failure or other causes.  These parties include trading counterparties, customers, clearing agents, exchanges, clearing houses, other financial intermediaries, and issuers whose securities are held by us.  Credit risks associated with customers include amounts loaned in margin accounts.  While the Company reviews its credit exposure to specific clients, counterparties and other debtors, default risk may arise from events or circumstances that are otherwise difficult to detect.  The Company also reviews the type and value of securities held as collateral for margin loans.  An unexpected decline in the value of any such securities held as collateral may expose the Company to additional credit losses.

Additional Risks Pertaining to Banking Operations

Dundee Bank of Canada has an Asset Liability Committee (“ALCO”) which provides management oversight related to the risks of banking operations including ensuring that risks are identified and assessed and appropriate policies are in place and effective, and that policies and programs for liquidity management and control, funding sources, investments, foreign exchange risk, interest rate risk and derivatives are established and maintained.  The following describes certain risk factors pertaining to the Dundee Bank of Canada and its related operations.

Interest Rate Risk

Interest rate risk is the potential financial impact to Dundee Wealth’s banking subsidiary of fluctuations in interest rates.  Structural interest rate risk arises from mismatches in the amount of assets and liabilities that mature or re-price at different points in time.  The Bank’s exposure to adverse interest rate movements changes continually as a result of daily business activities and risk management initiatives.

The Conduct Review and Investment Risk Management Committee (“CRIRM”) of the Board of Directors of the Bank reviews and annually approves policies, standards and exposure limits with respect to interest rate risk.  In accordance with these policies, the ALCO meets on a monthly basis to monitor interest rate risk and establish risk management strategies designed to achieve a balance between maximizing net interest income and reducing the risk to earnings from adverse movements in interest rates.  These may include the use of interest rate swaps or other appropriate hedging techniques.

The Bank’s current policy requires that when stressed by a 2% adverse movement in interest rates, the sum of the changes in market value of each exposure along the yield curve will not exceed 30% of capital.  The Bank also conducts rigorous stress testing in order to monitor its exposure to non-parallel shifts in the yield curve.

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Liquidity Risk

Liquidity risk arises from fluctuations in cash flows from lending, deposit taking and investing and is the risk that the Bank will not have sufficient cash to meet its obligations as they become due.  Liquidity management policies ensure that the Bank is able to honour all cash outflow obligations while limiting the opportunity of holding short-term assets.

CRIRM reviews and annually approves policies, standards and exposure limits with respect to liquidity management.  CRIRM is informed of current and prospective liquidity conditions and ongoing monitoring measures.  In accordance with these policies, ALCO meets on a monthly basis to review the Bank’s liquidity position, projected liquidity requirements as per the liquidity model, and forecasted cash flows.

Our current policy is to maintain sufficient liquid financial resources to meet current and ongoing financial obligations.  That policy requires that the Bank maintain no less than 2% of its projected short-term liabilities in cash or near cash.  In addition, the Bank shall hold a minimum of 10% of short-term liabilities in assets that can be converted to cash by sale, repurchase agreement or asset lending in a settlement period of one day or less.  Dundee Bank of Canada must also hold a minimum of 25% of projected short-term liabilities in assets that can be converted to cash by sale, repurchase agreement or asset lending within 20 business days.  As deposit levels grew significantly in the latter part of 2006, the Bank’s balance sheet has more cash and short term investments than its stated policy.

Principal liquidity and funding policies are reviewed and approved periodically by senior management and the Board of Directors of the Bank.

Credit Risk

Credit risk is the risk of financial loss resulting from the failure of a debtor, for any reason, to fully honour financial or contractual obligations including loss in market value due to deterioration of a counterparty’s financial position.  Credit risk arises from traditional lending and investment activity and from settling payments between the Bank and its counterparties.

Dundee Bank of Canada’s policies establish limits for acceptable levels and areas of credit risk, define a process for decision making and determining credit worthiness, and provide for diversification to avoid excessive risk concentrations.  These policies are approved annually by CRIRM.  CRIRM also reviews and approves counterparty risk for amounts exceeding authorities delegated to management and for transactions outside the normal course of business.  In accordance with these credit policies, the Investment Committee meets on a monthly basis to review the Bank’s asset mix, credit pipeline and large single-name exposures.

Day-to-day responsibility for measuring and monitoring credit risk is delegated to the Credit Committee.  The process employed establishes internal credit scores, approves authority for credit and funding transactions, monitors exposures against policies and limits, and manages past-due and impaired loans.  The Credit Committee also reviews the adequacy of the allowance for credit losses.  Credit risk reports are provided to senior management and the Board of Directors of the Bank on an ongoing basis on any shifts in credit policies or profile.

Currency Risk

Currency risk is the risk that arises when there is a difference between assets and liabilities denominated in a foreign currency and when the market value of a financial instrument fluctuates due to changes in exchange rates.  In the normal course of its business, the Bank utilizes derivative and foreign exchange financial instruments to manage its exposure to fluctuations in currency rates.

CRIRM reviews and annually approves policies, standards and exposure limits with respect to currency risk.  In accordance with these policies, ALCO meets on a monthly basis to review currency exposure.

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Current policy at the Bank is to limit the total impact of exposure to currency fluctuations such that there shall be less than a 5% change in total capital if the value of the Canadian dollar moves by 5%.

Basel II Capital Accord

Bank regulators, under the auspices of the Basel Committee on Banking Supervision, have introduced new rules for the calculation of regulatory capital.  Their intention is to enhance risk measurement and sensitivity to on- and off-balance sheet activities.  These changes will bring regulatory capital into closer alignment with economic capital – the actual capital required to support the underlying risk of the asset or activity.  Regulatory capital will also, for the first time, include a charge for operational risk.

In addition, the new rules will permit wider discretion by bank regulators to increase or decrease capital requirements according to the circumstances of individual banks.  They will also require greater transparency of risk management information intrinsic to underlying risks and capital adequacy.

The domestic implementation framework and timetable have been established in Canada by OSFI.  This timetable requires banks to be in compliance with, and operate under, the new framework starting on November 1, 2007.  In this regard, Dundee Bank of Canada has made the appropriate enhancements to risk management and financial information systems and operations.

REAL ESTATE

Real estate ownership is generally subject to numerous risks, including changes in general economic conditions, such as the availability and cost of financing or refinancing, local economic conditions, competition of other investors, managers or owners and other factors.  Real estate assets are relatively illiquid.  Such illiquidity may limit our ability to vary our real estate portfolio in response to changing economic or investment conditions.  In recessionary times, it may be difficult to dispose of certain types of real estate.  The costs of holding real estate could be considerable, and as a holder of real estate during a recessionary period, we may be faced with ongoing expenditures with a declining prospect of incoming receipts.

As a result of market conditions, we may not be able to, or may not wish to develop our land holdings.  Development of land holdings and properties that are to be constructed are subject to a variety of risks, not all within our control.  Such risks include lack of funding, variability in construction costs or unforeseeable delays.

As an owner of real estate property, we are subject to various federal, provincial and state laws relating to environmental matters.  Such laws provide that we could be liable for the costs of removal and remediation of certain hazardous, toxic substances released on or in the Company’s properties, or disposed of at other locations.  The Company has insurance and other policies and procedures in place to review and monitor environmental exposure, which it believes mitigates these risks to an acceptable level.  Some of the properties owned by Dundee Realty or Dundee REIT have or had tenants that use hazardous substances or create waste.  Such uses can potentially create environmental liabilities.  A few issues have been identified through site assessments, including the need to remediate or otherwise address certain contaminations.  These issues are being carefully managed with the involvement of professional consultants.  Where circumstances warrant, designated substance surveys and/or environmental assessments are conducted.  We do not anticipate material expenditures in respect of any required remediation.

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Real estate investments are often made as joint ventures or partnerships with third parties.  These structures involve certain additional risks, including the possibility that the co-venturers/partners may, at any time, have economic or business interests inconsistent with ours, the risk that such co-venturers/partners could experience financial difficulties which could result in additional financial demands on Dundee Realty or Dundee REIT to maintain and operate such properties or repay debt in respect of such properties, and the need to obtain the co-venturers’/partners’ consents with respect to certain major decisions in respect of such properties.  The Company attempts to mitigate these risks by performing due diligence procedures on potential partners and contractual arrangements, and close monitoring and supervision of the joint venture or partnership.

Our revenue properties and Dundee REIT’s portfolio of properties generate income through rent payments made by tenants.  Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced.  Certain significant obligations, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made regardless of whether or not a property is producing sufficient income to pay such expenses.  Upon the expiry of the term of the financing of any particular property, refinancing may not be available in the terms required.  Distributions from Dundee REIT are not guaranteed and may fluctuate with its financial performance.

Our real estate assets may be financed through debt.  Upon the expiry of the term of the financing of any particular property, refinancing may not be available in the amounts required or may be available only on terms less favourable to us than existing financing.  Our real estate segment, including Dundee REIT may require additional financing in order to grow and expand our real estate operations.

The Canadian federal Department of Finance released draft legislation to amend the Canadian Income Tax Act to implement the new tax regime for income trusts, royalty trusts and other “specified investment flow-throughs” or “SIFTS.”  The draft legislation will disallow the deductibility of certain distributions made by publicly traded income trusts and partnerships.  Certain REITS are excluded from the SIFT definition, however, it would appear that Dundee REIT, as currently structured, would not qualify for the exception.  There is no assurance as to whether Dundee REIT will have the ability to restructure or reorganize its assets and operations in a way that would not materially and adversely affect the amount of income available to distribute to unitholders and the net after-tax position of unitholders.

RESOURCES

The resource industry is highly competitive and, in addition, involves a number of risks.  Revenues and profits depend on market prices for resource commodities, which can fluctuate materially. Adverse fluctuations can have a significant negative effect on our revenues and profitability.  Resource mining and exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  These risks include environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding that could result in damage to life or property, environmental damage and possible legal liability.  It is also highly capital intensive and the ability to complete a development or exploration project may be dependent on the entity’s ability to raise additional capital.  In certain cases, this may be achieved only through joint ventures or other relationships that would reduce the entity’s ownership interest in the project.  There is no assurance that additional resources or reserves in commercial quantities will be discovered by any of the companies or that development operations will prove successful.  Competition in the resource industry include companies which have greater financial resources, staff and facilities than those of the Company’s investees.  Our investees may not be fully insured against all risks relating to their operations, including those related to expansion.  Some of those risks may not be insurable.

Many of our resource investees operate in jurisdictions which cause these operations to be subject to business risks inherent in those countries, in addition to business risks generally inherent to the resource industry.  These may involve matters arising out of government policies, receipt and maintenance of necessary permits and title to properties, imposition of special taxes or similar charges by regulatory bodies, regulations with respect to the environment and climate change including clean up and rectification costs, foreign exchange rate fluctuations and controls, access to capital markets, civil disturbances, deprivation or

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unenforceability of contract rights or the taking of property without fair compensation, lack of adequate infrastructure and credit risk.  It is important that the entities operating in a jurisdiction maintain good relationships with the governments of such jurisdictions.  This may not be possible if the government of a country changes.  Certain regions in which our investee companies operate have been subject to political and economic instability.  Operating in foreign jurisdictions may necessitate capital expenditures being denominated in several different currencies, while the Company is reporting in Canadian dollars.  Fluctuations in the rates of exchange may affect the ability of investee companies to carry out their exploration and development programs.  Future development costs may be higher than currently envisioned due to unforeseen events such as currency fluctuations.

Commodity prices, including oil and natural gas prices, are unstable and subject to fluctuations.  Any material decline in prices could result in a reduction in revenues of our investees.  The economics of producing from some wells may change as a result of lower prices.  From time to time, resource investees may enter into agreements to fix prices on their production to mitigate these risks, however, this will not permit them to benefit from future increases in commodity prices.  The market prices of securities of resource companies have experienced volatility in the past, often based on factors unrelated to the financial performance or prospects of the underlying company, which include general economic conditions and cycles and macroeconomic developments.

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including factors that are beyond the control of the Company and our investees.  These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of the underlying commodity, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves.  Actual production and cash flows derived therefrom will vary from these evaluations and such variations could be material.

The resource industry involves risks regarding labour and employment matters.  Currently, the mining industry is generally facing shortage of skilled labour as well as lack of availability of suitable mining equipment.  If the companies are unable to hire and retain sufficient skilled employees, the ability to operate optimally will be impaired.  Also, many of the resource investees are dependent on the services of their senior management and a small number of highly skilled and experienced executives and personnel.  The loss of these key personnel could have a material adverse effect on the operations.  Adverse changes in the scheme of labour relations which may be introduced by governmental authorities may have a material effect on the business, results of operations and financial condition.

Eurogas’ Amposta Project has not yet received all necessary approvals in Spain.  There can be no assurance that such approvals will be forthcoming on acceptable terms.  This project will require substantial additional capital to complete and there is no assurance that Eurogas will continue to have access to the capital to complete such projects.  Eurogas has not previously carried on business as an operator of a gas storage facility, has not yet had drilling success in Tunisia on its onshore properties and does not have any oil or gas production.  Eurogas currently has no material revenue sources.  Eurogas does not have any properties which have reserves assigned to them within the definitions contained in the Canadian Oil and Gas Evaluation Handbook and the Canadian Securities Administrators National Instrument 51-101.

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OTHER

Our investments are in a variety of industry segments and therefore, each investment will be subject to specific risks inherent in the unique business environment in which it operates.  In the case of equity accounted investments, we are required to record our share of income or loss from these investments and related dilutions and accordingly, our earnings may be affected by these amounts.  Further, to the extent that the investment is a public company, the investment is subject to market forces which may fluctuate beyond our control.  Certain of our private company holdings are illiquid and disposition may be difficult.  We may realize lower proceeds of disposition in the event that we are required to dispose of an investment at a point in time when market prices are low.  We mitigate this risk by utilizing our revolving credit facilities so that we can maximize the timing of any dispositions.

The Company and/or its subsidiaries may be required to raise additional debt or equity funds through public or private financing, strategic relationships or other arrangements for a variety of purposes, including business acquisitions, to capitalize on unanticipated opportunities, as well as to respond to competitive pressures.  Additional equity funding in investee companies may reduce the percentage ownership interest of the Company in such investee companies and may cause the Company to lose its majority or significant influence stake.  Additional equity funding of the Company may reduce the percentage ownership of the existing shareholders of the Company and may dilute net book value per share.  It is also possible that any such equity funding may involve securities which have rights or privileges senior to those of holders of common shares or that any debt financing, if available, may involve restrictive covenants.  There can be no assurance that such additional funding, if needed, will be available on economic terms, or at all.

FORWARD LOOKING STATEMENTS

This Management’s Discussion and Analysis contains forward looking statements about the Company, including its business operations, strategy and expected financial performance and condition.  Forward looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions.  Such statements are based on the current expectations of management, and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and the financial services industry, the real estate industry and the resources industry, generally.  These forward looking statements are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company.  The risks, uncertainties and other factors that could influence actual results are described in the “Managing Risk” section of this Management’s Discussion and Analysis.  The forward looking statements that are contained in this report are made as of March 30, 2007, and, except as may be required by applicable law, the Company does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise.  The reader is cautioned not to place undue reliance on forward looking statements.

INFORMATION CONCERNING DUNDEE CORPORATION

Additional information concerning Dundee Corporation, including a copy of the Company’s Annual Information Form may be found on SEDAR at www.sedar.com.

Toronto, Ontario

March 30, 2007
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